UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated August 3, 2018
Commission File number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223400) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2018
Company overview
ArcelorMittal including its subsidiaries (“ArcelorMittal” or the “Company”) is the world's leading integrated steel and mining company, with a presence in more than 60 countries and steel-making operations in 18 countries, as described further below. ArcelorMittal had sales of $39.2 billion, steel shipments of 43.1 million tonnes, crude steel production of 46.5 million tonnes, iron ore production from own mines of 29.1 million tonnes and coal production from own mines of 3.1 million tonnes in the six months ended June 30, 2018 as compared to sales of $33.3 billion, steel shipments of 42.5 million tonnes, crude steel production of 46.8 million tonnes, iron ore production from own mines of 28.7 million tonnes and coal production from own mines of 3.3 million tonnes in the six months ended June 30, 2017.
ArcelorMittal has steel-making operations in 18 countries on four continents, including 47 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in the Americas, Africa and Europe and is the fifth largest steel producer in the Commonwealth of Independent States (“CIS”) region. ArcelorMittal produces a broad range of high-quality steel finished and semi-finished products. Specifically, ArcelorMittal produces flat steel products, including sheet and plate, and long steel products, including bars, rods and structural shapes. ArcelorMittal also produces pipes and tubes for various applications. ArcelorMittal sells its steel products primarily in local markets and through its centralized marketing organization to a diverse range of customers in approximately 160 countries including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 14 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Bosnia, Canada, Kazakhstan, Liberia, Mexico, Ukraine and the United States. The Company has coal mining activities in Kazakhstan and the United States. ArcelorMittal's main mining products include iron ore lump, fines, concentrate, pellets, sinter feed, coking coal, pulverized coal injection (“PCI”) and thermal coal.
This report includes net debt and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt and operating working capital to be relevant to enhance the understanding of its financial position and provides additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and related notes appearing in the Company's annual report on Form 20-F for the year ended December 31, 2017 and the unaudited condensed consolidated financial statements for the six months ended June 30, 2018 included in this report.
Key factors affecting results of operations
The steel industry, and the iron ore and coal mining industries, which provide its principal raw materials, have historically been highly cyclical. They are significantly affected by general economic conditions, consumption trends as well as by worldwide production capacity and fluctuations in international steel trade and tariffs. This is due to the cyclical nature of the automotive, construction, machinery and equipment and transportation industries that are the principal consumers of steel. A telling example of the industry cyclicality was the sharp downturn in 2008/2009 after several strong years, as a result of the global economic crisis.
Any weakness in North American and European markets has a significant impact on ArcelorMittal’s results, with these markets together accounting for over 65% of ArcelorMittal's deliveries in the first half of 2018. The onset of the eurozone crisis caused underlying European steel demand to weaken in 2012 and, coupled with significant destocking, apparent steel demand fell by over 10%. Since then, deliveries have increased in the five years that followed, but 2017 demand was still around 20% below 2007 peak levels. Imports into the European Union (“EU”) have also risen more strongly than demand, growing over 85% over the past five years, meaning domestic European deliveries have hardly grown, impacting the ability of ArcelorMittal to serve one of its largest markets. Underlying steel demand in North America increased strongly post-crisis, but apparent demand has been impacted by inventory movements, with high inventory levels resulting in stockists purchasing over six million fewer tonnes in 2015, as compared to 2014, as they sought to reduce inventory levels as steel prices declined. Although underlying steel demand continued to rise in 2015, apparent demand declined significantly, negatively impacting the Company’s deliveries and profitability. Apparent demand in the United States declined further in 2016 as inventories continued to decrease and demand for Oil and Country Tubular Goods (“OCTG”) was still very weak. The situation began to improve during the fourth quarter of 2016 and in 2017, with apparent steel demand growing year-on-year and with prices recovering. Apparent steel demand grew over 6% in 2017, due mainly to growth in pipes and tubes, demand for which was up over 80% year-on-year compared to only 2% growth in flat and a slight decline in longs.

Demand has continued to grow during the first half of 2018 and pricing has been significantly impacted by the imposition of Section 232 tariffs in the United States at a rate of 25%, thereby supporting steel margins further and leading to a net positive for ArcelorMittal’s profitability in the United States, which more than outweighs any downside impact on the Company's sales into the U.S. from Canada and Mexico. However, further tariffs on a widening list of imported products is leading to retaliation by other nations and risks having a significant negative impact on global trade and ultimately economic growth and steel demand.
Demand dynamics in China have also substantially affected the global steel business. After growing strongly since 2000, Chinese steel demand started to decline in 2015 because of weaker real estate sector construction and machinery production. This decline in domestic demand led to a surge in Chinese steel exports, which more than doubled between 2012 and 2015, increasing by over 56 million tonnes to 112 million tonnes in 2015. This increase in Chinese exports was greater than the growth in world ex-China steel demand over the same period, and had the effect of curtailing domestic production in countries outside of China. Although Chinese exports continued to rise during the first half of 2016, and were up 10% year-on-year, a rebound in domestic demand and the beginning of a capacity reduction plan in China led to exports declining by 14% year-on-year in the second half of 2016 and by 3% for the year as whole. While most exports were directed to Asia, and exports to the U.S. were reduced due to the impact of anti-dumping trade cases, a declining but still significant proportion was being directed toward ArcelorMittal’s core European markets in 2016. Chinese exports in 2015 were being sold at prices below cost (China Iron and Steel Association "CISA" reported CISA mills losing an accumulated RMB 65 billion ($10 billion) in 2015), negatively impacting prices and therefore margins in many regions. Chinese producers continued to accumulate losses until April 2016 when domestic and export prices rose sharply as domestic demand surprised producers on the upside, increasing capacity utilization. During the second half of 2016, demand continued to support higher capacity utilization and an improved domestic spread of steel prices over raw material costs, which translated into higher export prices. The increased utilization trend continued in 2017, with demand increasing around 3.5% year-on-year and with significant induction furnace capacity eliminated, supporting higher spread of steel prices over raw material costs and lower Chinese exports. Chinese demand has continued to grow during the first half of 2018 and high levels of capacity utilization and domestic steel prices led to a further decline in finished steel exports, which were down 16% year-on-year in January-May 2018.
Unlike many commodities, steel is not completely fungible due to wide differences in its shape, chemical composition, quality, specifications and application, all of which affect sales prices. Accordingly, there is still limited exchange trading and uniform pricing of steel, whereas there is increasing trading of steel raw materials, particularly iron ore. Commodity spot prices can vary, which causes sale prices from exports to fluctuate as a function of the worldwide balance of supply and demand at the time sales are made.
ArcelorMittal’s sales are made based on shorter-term purchase orders as well as some longer-term contracts to certain industrial customers, particularly in the automotive industry. Steel price surcharges are often implemented on steel sold pursuant to long-term contracts to recover increases in input costs. However, spot market steel, iron ore and coal prices and short-term contracts are more driven by market conditions.
One of the principal factors affecting the Company’s operating profitability is the relationship between raw material prices and steel selling prices. Profitability depends in part on the extent to which steel selling prices exceed raw material prices, and specifically the extent to which changes in raw material prices are passed through to customers in steel selling prices. Complicating factors include the extent of the time lag between (a) the raw material price change and the steel selling price change and (b) the date of the raw material purchase and of the actual sale of the steel product in which the raw material was used (average cost basis). In recent periods, steel selling prices have tended to react quickly to changes in raw material prices, due in part to the tendency of distributors to increase purchases of steel products early in a rising cycle of raw material prices and to hold back from purchasing as raw material prices decline. With respect to (b), as average cost basis is used to determine the cost of the raw materials incorporated, inventories must first be worked through before a decrease in raw material prices translates into decreased operating costs. In some of ArcelorMittal’s segments, in particular Europe and NAFTA, there are several months between raw material purchases and sales of steel products incorporating those materials. Although this lag has been reduced recently by changes to the timing of pricing adjustments in iron ore contracts, it cannot be eliminated and exposes these segments’ margins to changes in steel selling prices in the interim (known as a “price-cost squeeze”). In addition, decreases in steel prices may outstrip decreases in raw material costs in absolute terms, as has occurred numerous times over the past few years, for example in the second quarter of 2013 and fourth quarters of 2015 and 2016.
The Company’s operating profitability has been particularly sensitive to fluctuations in raw material prices, which have become more volatile since the iron ore industry moved away from annual benchmark pricing to quarterly pricing in 2010. Volatility on steel margins aside, the results of the Company’s mining segment (which sells externally as well as internally) are also directly impacted by iron ore prices, which decreased significantly in 2015, ended the year at $40 per tonne ("/t") and averaging only $56/t. Iron ore prices then rebounded to an average of $58/t in 2016. The upward trend continued into the first quarter of 2017 with average of $86/t, and then fluctuated between $60-70/t during most of the rest of the year, leading to an annual average of $71/t. Prices averaged $74/t during the first quarter of 2018, supported by a strong seasonal restocking and high utilization of Chinese steel mills before weakening to $64/t during the second quarter. If iron ore prices were to decline from current levels due (among other things) to weaker global demand and in particular Chinese demand and steel mill utilization rates, this would negatively impact ArcelorMittal’s revenues and profitability.

Economic environment
Global growth accelerated markedly in 2017 to 3 percent, its fastest rate since 2011 and up from 2.4 percent in 2016. Growth was supported by a notable rebound in global trade, which was driven by an investment recovery in advanced economies, continued strong growth in emerging Asia, an upswing in emerging Europe, and signs of recovery in several commodity exporters. Global growth is expected to increase up to 3.9 percent in 2018, supported by favorable market sentiment, accommodative financial conditions, and the domestic and international repercussions of expansionary fiscal policy in the United States. The partial recovery in commodity prices should allow conditions in commodity exporters to gradually improve.
U.S. GDP (GDP and industrial production data and estimates throughout were sourced from Oxford Economics July 10, 2018) growth reached 2.3 percent in 2017, following a slowdown to 1.5 percent in 2016, supported by broad-based strength in domestic demand, especially investment. The Federal Reserve raised interest rates in June 2018, to a range of 1.75 to 2 percent, citing strong economic fundamentals, robust business investment in the first quarter of 2018 and continued job creation. Unemployment is near levels not seen since the late 1960s, however wage growth remains subdued, likely due to low labor productivity growth in the past few months. Based on section 232 of the Trade Expansion Act, the U.S. administration has concluded that steel and aluminum imports threaten to impair national security and has imposed a tariff of 25 and 10 percent on steel and aluminum, respectively. The U.S. confirmed that $34 billion of China's goods would be subject to additional tariffs of 25 percent and China responded in kind. These trade policy changes are not, however, generally expected to have a substantial impact on near-term U.S. growth, projected to reach 2.8 percent in 2018. Procyclical fiscal stimulus is expected to provide a temporary boost to growth in 2018, which has contributed to a rise in the Federal Reserve’s policy rate objectives.
EU growth was strong in 2017, reaching 2.6 percent from 1.9 percent in 2016. The expansion is largely driven by domestic demand. Credit growth has finally picked up, which is helping Europe’s banks rebuild profitability. European markets have weathered the recent financial turbulence well, with capital flows to emerging market economies staying strong. The modest recovery continues among commodity exporters, supported by a further recovery in oil prices, but only partially offsets a slowdown in commodity importers caused by the lower oil prices of 2015-2017. While leading indicators (e.g. Purchasing manager index) have recently begun to ease, they remain at high levels. Despite robust industrial activity in late 2017 and early 2018, momentum has eased amid moderating export growth and less accommodative policies. Inflation and wage growth remain subdued in Europe and are projected to only increase gradually. In central and eastern Europe, by contrast, where economies are cyclically much further ahead, wages are growing rapidly and inflation is expected to pick up appreciably in the rest of 2018, potentially affecting competitiveness. Trade tensions have risen with the recent U.S. imposition of tariffs on steel and aluminum imports. The lack of progress in Brexit negotiations raises the risk of a disruptive exit. The outlook for the region is predicated on stabilizing oil prices; more moderate, yet still-robust, growth in Europe, an orderly tightening of global financing conditions and an absence of rising geopolitical tensions. Accordingly, the forecast is for growth to stay strong, reaching 2.1 percent in 2018.
Chinese GDP grew 6.9 percent in 2017, up from 6.7 percent in 2016. A solid rebound of exports amid robust consumption growth helped output to expand in 2017 at a slightly faster-than-expected pace. Domestic demand has remained solid in 2018, reflecting robust consumption growth and recovering private fixed asset investment. Tighter regulations, especially of the shadow banking sector, have continued to reduce housing price growth and stabilize credit growth in the first half of 2018. The stock of corporate debt, which peaked in 2016 at 167 percent of GDP, has continued to decline as a percentage of GDP in the first half of 2018, but remains high by international standards (Bank for International Settlements 2018). Tighter enforcement of capital flows helped ease capital outflows and exchange rate pressures. The renminbi appreciation has extended into 2018. China recorded its first current account deficit since 2001 in the first quarter of 2018, consistent with external rebalancing. Growth in China is projected to slow to 6.4 percent in 2018. Policy support is expected to ease, led by regulatory and macroprudential tightening. Fiscal policies are expected to become less accommodative to contain financial risks and encourage a continued rebalancing of the economy from investment to consumption and from industry to services. While growth is currently robust, there is a risk that U.S. tariffs could negatively impact growth in the second half of 2018.
Brazil GDP grew by 1 percent in 2017 following the severe recession in 2015 and 2016. A mild recovery supported by accommodative monetary and fiscal policies is currently underway. However, the economy is underperforming relative to its potential, public debt is high and increasing and, more importantly, medium-term growth prospects remain challenged in the absence of further reforms. Against the backdrop of tightening global financial conditions, placing Brazil on a path of strong and durable growth requires a committed pursuit of fiscal consolidation, ambitious structural reforms, and a strengthening of the financial sector. Growth is projected to accelerate to about 1.5 percent in 2018, with estimated 1.1 percent growth in the first half of 2018 driven by a recovery in private consumption and investment. Even if federal expenditure remains constant in real terms at its 2016 level, public debt is still expected to rise further. Fiscal consolidation is key to maintain confidence in debt sustainability. Brazil is also vulnerable to a tightening of global financial conditions and possible trade disruptions, even though trade diversion effects may attenuate the impact. These risks can be compounded if there is no continuity in the reform agenda.
In Russia, growth turned positive in 2017 after two years of contraction, reaching 1.5 percent. The improvement was marked by robust real wage gains, which supported a recovery in private consumption amid declining inflation and stabilizing labor markets. Rising confidence encouraged a significant rebound in investment growth, especially in the mining, transport, and manufacturing sectors, following four years of contraction. New U.S. sanctions announced in April 2018 against Russian organizations and individuals led to a depreciation of the Russian ruble and to increasing bond spreads. In Russia, growth is projected to pick-up only marginally in 2018 at 1.8 percent as the effects of rising oil prices and monetary policy easing are offset by oil production cuts and heightened uncertainty associated with the latest sanctions. Growth in the first half of 2018 is estimated at 1.1 percent.
Global industrial production (“IP”) growth increased to 3.8 percent year-on-year in 2017 from 1.9 percent in 2016. The upswing in IP growth continued in the first two quarters of 2018 with growth increasing to 4.1 percent in the first quarter and 3.8 percent in the second quarter.
Global apparent steel consumption (“ASC”) is estimated to have increased by 2.8 percent year-on-year in 2017, after only 1 percent growth in 2016. This was mainly due to a rebound in Chinese consumption which grew around 3 percent in 2017, after only 1.2 percent of growth in 2016 following two years of decline. Elsewhere, world-ex-China ASC grew by 2.4 percent in 2017 up from only 0.8 percent the previous year as Latin America (an increase of 4 percent) and CIS (an increase of 6 percent) both rebounded from declines in 2016. While EU growth slowed to below 2 percent in 2017 from almost 3 percent in 2016, NAFTA and the U.S. in particular rebounded from declines in 2016 with an increase of 6 percent. During the first half of 2018, global ASC continued to grow strongly, with Chinese demand continuing to be stronger than anticipated supported by real estate and machinery, while infrastructure slowed. ASC in the U.S. is estimated to have grown by over 2.5 percent year-on-year in the first half of 2018 with flats stronger than longs but with demand skewed by double digit growth in pipes and tubes for the U.S. shale oil and gas industry. CIS demand has continued to grow in the first half of 2018 at an estimated 2% year-on-year but less strongly than the rebound experience in 2017 after two years of decline. In Europe, ASC continues to grow strongly, estimated to be up over 3 percent year-on-year in the first half of 2018.
Steel production
World crude steel production peaked at 1.71 billion tonnes in 2017 from 1.66 billion tonnes in 2016, up 2.5 percent year-on-year, with stronger growth in the second half of the year. Production growth in the first half of 2018 remains robust at an estimated 4.7 percent year-on-year. World ex-China growth which had fallen by 0.1 percent year-on-year in 2016, rose by 5 percent in 2017 due to higher output from developing countries such as India, Turkey and other CIS, and grew 3.3 percent in the first half of 2018.
European steel production rose 1.72 percent in the first half of 2018 after growing by 4 percent in 2017 on the back of strong domestic growth across EU28, bringing production to 168.7 million tonnes, a three-year high after declines of 1.9 percent in 2015 and 2.5 percent in 2016. Elsewhere, Turkish steel production rose 3.7 percent in the first half of 2018 following a record 13.1 percent year-on-year growth in 2017 to 37.5 million tonnes, continuing a recovery since falling to a low of 31.5 million tonnes in 2015. Indian production grew 5.1 percent year-on-year in the first half of 2018 after growing 6.2 percent in 2017 to a record of 101 million tonnes. Developed Asia (Japan, South Korea and Taiwan) output was almost flat during the first half of 2018 at 0.6 percent year-on-year, after growing 1.6 percent in 2017, to over 198 million tonnes, the highest since 2014.
China, the world’s single largest steel producer, saw a 6.7 percent year-on-year increase to 0.45 billion tonnes in production in the first half of 2018, after just a 0.2 percent increase in production in 2017. The World Steel Association has included an estimate for the induction furnaces that were not officially recorded in 2016, thereby reducing the growth rate that was reported previously for 2017. However, the estimate for growth in Chinese steel production is sensitive to the estimate of unreported production of induction furnaces in early 2017. Induction furnaces were closed in 2017 and production was switched to mills that fully disclose production, meaning official monthly production estimates for the first half of 2018 continue to over state year-on-year growth in steel production as they do not allow for any unrecorded production at induction furnaces. Meanwhile, U.S. output had a strong first half of 2018 with 2.9 percent year-on-year growth, compared to 1.6 percent growth in the first half of 2017, and overall 4 percent growth in 2017 year-on-year.
Steel prices
Flat products
In the first quarter of 2018, steel prices for flat products in Europe continued their steady upward trend which started in November 2017. The price of hot rolled coil (“HRC”) in Northern Europe peaked towards the end of March at €574/t. In Southern Europe, HRC prices increased from €519/t in January to €558/t at the beginning of March.
In the second quarter of 2018, prices decreased sharply in U.S. dollar terms following the international market trend. The depreciation of the euro against the dollar, however, helped sustain domestic HRC prices in euro terms, with a low of €561/t in Northern Europe at the beginning of June 2018, €14 below its peak in April 2018. In Southern Europe, HRC prices bottomed out at €514/t by mid-June 2018 from a peak of €544/t in April 2018. The average HRC price for the first half of 2018 was €564/t in Northern Europe and €538/t in Southern Europe, compared to €545/t in Northern Europe and €513/t in Southern Europe for the first half of 2017.

In the United States, with the then-ongoing Section 232 national security investigation, which started in April 2017, and given the expectation of the imminent implementation of import tariffs on steel, spot HRC prices increased sharply during the first quarter of 2018. Before the release of the investigation report by the Department of Commerce on February 16, 2018, HRC prices reached $830/t from $723/t at the beginning of January 2018. After the release of the report that recommended tariffs in the range of 24-53%, prices spiked further to $936/t at the beginning of March 2018. The increase slowed down as 25% tariffs and exceptions went into effect during March 2018, closing the month at a high of $960/t.
In the second quarter of 2018, HRC prices in United States surpassed the $1,000/t level, peaking at $1,012/t by the end of June. The average HRC price for the first half of 2018 in the United States was $907/t, as compared to $688/t for the first half of 2017 (an increase of $219/t year-on-year).
In China, spot HRC prices fluctuated during the first quarter of 2018, peaking at $562/t VAT excluded at the end of February, followed by a sharp decline due to weak demand and high inventories. HRC prices bottomed out at the end of March at $507/t VAT excluded.
Production cuts in several regions and mill inspections to ensure compliance with pollution emission standards impacted supply during the second quarter of 2018. These measures supported the HRC price in China, which increased from $524/t VAT excluded at the beginning of April to a high of $581/t VAT excluded by mid-June. However, due to improvement in production levels and seasonal weak demand, HRC prices declined at the end of the month. The HRC domestic price in China averaged $555/t VAT excluded for the first half of 2018, as compared to $427/t VAT excluded for the first half of 2017.

Flat products
Source: Steel Business Briefing (SBB)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2016	€329	€303	$456	$282
Q2 2016	€413	€400	$639	$353
Q3 2016	€426	€402	$650	$348
Q4 2016	€498	€474	$586	$423

Q1 2017	€569	€537	$694	$458
Q2 2017	€521	€491	$682	$396
Q3 2017	€517	€500	$687	$509
Q4 2017	€538	€510	$685	$538

Q1 2018	€561	€545	$834	$549
Q2 2018	€567	€530	$980	$561

Long Products
Long steel products prices in Europe remained relatively stable in euro terms in the beginning of 2018 compared to the peak level in December 2017, but continued their upward trend in U.S. dollar terms as the euro strengthened. Prices weakened from mid-February and towards the end of the first quarter 2018, with inventories reaching comfortable levels and a cautious market following the volatility in raw material costs. Medium sections prices declined from €625/t in January to €600/t by the end of March. Similarly, rebar prices declined from €568/t in January to €553/t in March.
Prices remained stable again during April 2018, but followed a downward trend until mid-June when medium sections bottomed out at €585/t and rebar at €528/t. The average medium sections price in Europe for the first half of 2018 was €603/t as compared to an average of €508/t for the first half of 2017. The average rebar price in Europe for the first half of 2018 was €552/t as compared to €452/t for the first half of 2017.
In Turkey, the price of imported scrap HMS 1&2 improved by $40/t for the first quarter of 2018 to an average level of $363/t CFR as compared to the fourth quarter of 2017. Rebar export prices followed closely the evolution of Turkey imported scrap HMS 1&2, declining from $573/t FOB at the beginning of January to $555/t FOB by the end of the month. Rebar export prices then increased to a peak of $590/t FOB by the end of February followed by a downward trend reaching $568/t FOB at the end of March. During the second quarter of 2018, the Turkish export rebar price continued to follow a downward trend alongside scrap HMS 1&2 index, ranging between $565/t FOB at beginning of April to $540/t FOB at the end of May. The average Turkish export rebar price for the first half of 2018 was $562/t FOB, as compared to $425/t FOB for the first half of 2017.

Long products
Source: Steel Business Briefing (SBB)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2016	€454	€355	$335
Q2 2016	€509	€453	$442
Q3 2016	€511	€440	$379
Q4 2016	€488	€424	$409

Q1 2017	€515	€463	$424
Q2 2017	€501	€441	$427
Q3 2017	€530	€469	$507
Q4 2017	€587	€553	$527

Q1 2018	€614	€558	$572
Q2 2018	€591	€545	$552
Current and anticipated trends in steel production and prices
Steel output in most major steel producing regions started to rebound during the second half of 2016 and saw continued year-on-year growth in steel production volumes in both China and the rest of the world in 2017 as underlying demand improved and destocking waned.
In China, steel production has grown during the first half of 2018, with growth according to official figures around 7% year-on-year. ArcelorMittal estimates growth is lower than this due to un-recorded induction furnace production during the first few months of 2017 as further described in —Steel production. However, with both demand and exports recently increasing unexpectedly, production growth is stronger than anticipated. Although production will trend down during the remainder of the year, this is mostly due to seasonality and the temporary constraints on capacity, keeping utilization rates high. The Chinese HRC spread (difference between raw material costs and finished steel prices) in 2017 increased to $208/t from approximately $155/t in 2016, and further increased to $256/t in the first quarter of 2018 and $286/t in the second quarter of 2018. As the Company expects the utilization rate will continue to be tight under the stricter environmental policy, it believes the spreads in the second half of 2018 will remain elevated.
Led by a significant increase in pipe and tube demand, U.S. ASC increased around 6% in 2017, which despite higher imports, allowed domestic production to increase as some capacity came back online. In the first half of 2018, ASC has continued to grow (estimated at an increase of 2.9% year-on-year), particularly pipe and tube during the first quarter but also flat and long products. ASC is expected to increase between 2% and 3% in the first half of 2018, but domestic production will begin to grow more strongly during the second half supported by the impact of Section 232 tariffs on imported steel. In the EU, steel demand continues to grow (up over 3% year-on-year during the first half of 2018) but imports have continued to take a larger share of demand. However, mills output has improved both in 2017 and in the first half of 2018 and the Company expects this to continue during the second half of the year as import growth slows due to recent trade protection.
Overall, ArcelorMittal expects world ex-China ASC growth to continue to grow during the second half of 2018, due to strengthening demand growth in developing markets, coupled with continued but slightly slower growth in developed markets. Together with further capacity cuts in China and broadly stable demand year-on-year during the second half of 2018, this will lead to robust utilization rates and continue to support the spread of steel prices over raw material costs.
Raw materials
The primary inputs for a steelmaker are iron ore, solid fuels, metallics (e.g., scrap), alloys, electricity, natural gas and base metals. ArcelorMittal is exposed to price volatility in each of these raw materials with respect to its purchases in the spot market and under its long-term supply contracts. In the longer term, demand for raw materials is expected to continue to correlate closely with the steel market, with prices fluctuating according to supply and demand dynamics. Since most of the minerals used in the steel-making process are finite resources, their prices may also rise in response to any perceived scarcity of remaining accessible supplies, combined with the evolution of the pipeline of new exploration projects to replace depleted resources.
Throughout 2016, raw material prices were increasingly volatile and impacted by short-term changes in sentiment, mainly related to Chinese market demand sentiment for crude steel and how the government might deal with excess steelmaking capacity. Iron ore and coking coal prices increased by 5.2% and 58.2% year-on-year, respectively in 2016 (Metal Bulletin 2016 vs. 2015). The increase in the average reference iron ore and hard coking coal price continued in 2017 also supported by the impact of induction furnaces capacity closures since 2016. Iron ore and coking coal prices increased by 22.3% and 31.5% year-on-year, respectively in 2017 (Metal Bulletin 2017 vs. 2016).
In the first quarter of 2018, iron ore market reference prices increased following a decrease in the fourth quarter of 2017, averaging $74.39/t, up 13.6% compared to the fourth quarter of 2017 (Metal Bulletin 2018 vs. 2017), supported by robust crude steel production in China.
Coking coal prices in the first half of 2018 were also supported by robust crude steel production in China as well as bullish market sentiment from risk of lower Australian supply due to announcement of changes of the maintenance schedule by the main local rail network operator.
As for pricing mechanisms, since 2012, quarterly and monthly pricing systems have been the main type of contract pricing mechanisms, but spot purchases also appear to have gained a greater share as steel makers have developed strategies to benefit from increasing spot market liquidity and volatility. In 2016, 2017 and first half of 2018, the trend for using shorter-term pricing cycles continued. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time.
Iron ore
Iron ore prices bottomed out during the first quarter of 2016, after falling to the lowest level for the first half of 2016 at $39.50/t (Delivered to China Metal Bulletin Index 62% Fe) on January 13, 2016 and averaging $48.70/t for the first quarter of 2016. During the second quarter of 2016, the average price was $55.50/t and the period was marked by high volatility, with a peak at $70.50/t on April 21, 2016 and a low of $48.18/t on June 2, 2016. For the third quarter of 2016, the average was $58.40/t with a slight downward trend throughout September. During the fourth quarter of 2016, it increased from a minimum of $55.86/t on October 4, 2016 and reached a maximum of $83.58/t on December 12, 2016. The average for the fourth quarter was $70.50/t and was marked by high volatility and bullish market sentiment driven by higher steel prices as well as closure announcements by the Chinese authorities for obsolete induction furnaces using mostly scrap as raw materials.
Iron ore prices recovered to $85.60/t in the first quarter of 2017 following strong demand for steel after the Chinese New Year. The average price for the second quarter of 2017 decreased to $62.90/t; this downward trend was influenced by increased inventory levels at Chinese ports. In the third quarter of 2017, the average price increased to $71.20/t driven by bullish sentiment in the steel market reflected in strong steel PMIs for China. During the fourth quarter of 2017, the price varied from a minimum of $58.52/t on October 31, 2017 and a maximum of $76.36/t on December 22, 2017 with the average for the fourth quarter at $65.50/t and was marked by high volatility driven by environmental regulation announcements by the Chinese authorities to constrain emissions and steel production during the 2017-2018 winter period.
In the first quarter of 2018, iron ore prices recovered to $74.39/t, up 13.6% compared to the fourth quarter of 2017. Doubt on steel demand outlook and the extension of winter restrictions in China were reflected in high volatility in the market with the highest quarter price of $79.39/t on March 1 to $64.99 on March 29 (Metal Bulletin 2018). Furthermore, uncertainty around the impact of weather disruption on shipping schedules and, subsequently, Australian seaborne iron ore supply, accounted for part of the observed iron ore prices volatility. In the second quarter of 2018, prices stabilized at an average of $65.97/t with less volatility observed. In the first half of 2017, iron ore prices averaged $74.45/t versus $70.18/t in the first half of 2018.
Coking coal and coke
In 2016, the spot price (Metal Bulletin Premium Hard Coking Coal FOB Australia index "HCC FOB Australia") traded on average at $78.90/t in the first quarter with the contract price settling at $81/t for the same quarter. In the second quarter of 2016, the contract settlement price was fixed at $84/t with the spot average for that quarter at $90.40/t. In the third quarter of 2016, the contract price settled at $92.50/t and the spot index traded between $90.20/t and $94.80/t for the first 15 days but averaged $131.50/t for the third quarter. During the fourth quarter of 2016, the spot price reached a maximum of $308.80/t on November 11, 2016 and decreased through the closing of the year to $231/t on December 30, 2016. The average spot price for the fourth quarter of 2016 was $265.80/t with quarterly contract prices settled at $200/t. The highly volatile spot index over the second half of 2016 was influenced by the Chinese domestic supply reduction (originating from weather/logistic issues combined with regulations issued by the Chinese government on lower mining working days, from an annual rate of 330 days per year to a lower rate at 276 days, with temporary relief as described above) as well as several maintenance and mining operational issues in Australian coking coal mines during that period. Consequently, the premium HCC FOB Australia quarterly contract price settled at $200/t for the fourth quarter of 2016 and at $285/t for the first quarter of 2017.
In the first quarter of 2017, the spot prices (HCC FOB Australia) sharply dropped from $266.50/t in December 2016 (monthly average) to $155.20/t in March 2017 (monthly average) with the average spot price for the first quarter of $166.80/t. The temporary relief of the Chinese working days restriction and fully recovered supply from Australia, as well as expected additional seaborne supply from North America resulted in a sharp drop of prices by the end of the first quarter of 2017. At the beginning of the second quarter of 2017, the cyclone Debbie unexpectedly hit Australia causing supply disruptions and spot price spikes. An upward trend in April up to $300/t on April 18, 2017 and a monthly average of $257.80/t was followed by a downward trend in May and June as the Australia mining-rail-port system recovered earlier than expected from the cyclone disruption. The spot price decreased through the second quarter to $175/t in May (monthly average) and $145/t in June 2017 (monthly average). The average spot price for the second quarter of 2017 was $190.60/t.
A new index-based methodology was adopted for the second quarter 2017 for a premium HCC FOB Australia quarterly contract price between some Japanese steel makers and Australian HCC suppliers. In the third quarter of 2017, the average spot price (HCC FOB Australia) increased to $188.30/t driven by bullish sentiment in the steel market and strong steel PMIs for China. In the fourth quarter, supported by the port congestion in Australia, the price further increased to $203.50/t.
In the first quarter of 2018, coking coal prices were relatively volatile ranging from $193.05/t to $259.88/t. The volatility was due to minor weather disruptions in Australia and the announcement of a change of maintenance schedules by the local rail network operator. The average spot price in the first quarter of 2018 (HCC FOB Australia) was $228.48/t.
In the second quarter of 2018, the prices first decreased to the quarter’s low of $172.56/t on April 26, before coming back to $199.73/t on June 21, fueled by the increased sentiment of less availability of metallurgical coal railroad capacity in Australia due to the local rail network operator maintenance schedule changes and higher Indian imports. The average spot price in the second quarter of 2018 (HCC FOB Australia) was $188.89/t
ArcelorMittal has continued to leverage its full supply chain and diversified supply portfolio as well as contractual terms flexibility to mitigate regional supply disruptions and part of the market price volatility.
Scrap
During the first half of 2018, European scrap prices for quality E3 (old thick scrap) recovered from an average of €249/t in the first half of 2017 to an average of €289/t in the first half of 2018, with a low of €276/t in February, while the other months were remarkably stable. Export prices for scrap grade HMS 80:20 were up by $80/t, from an average of $251/t (Rotterdam FOB) in the first half of 2017 to an average of $331/t in the first half of 2018. In the United States, East Coast FOB average prices increased by $76/t, from $258/t in the first half of 2017 to $334/t for the first half of 2018. The reason for these increases is mainly a stronger demand, in a context where productivity and environmental constraints are favoring the use of scrap as compared to iron ore and coking coal.
Turkey, the biggest scrap importer in the deep sea market, experienced increases in average scrap prices of $83/t CFR for HMS 80:20 in the first half of 2018 compared to the first half of 2017. Average scrap prices for U.S. originated material increased from $277/t for the first half of 2017 to $360/t in the first half of 2018 (CFR Turkey) and average prices for EU originated scrap increased from $268/t to $350/t (CFR Turkey) during the same period. These price increases were still supported by higher imports of scrap, due to a persistent decrease of billet imports from China-based iron ore production. Steel production increased in Turkey in the first half of 2018 by 3.7% compared to the first half of 2017, scrap imports increased by 11% during the first five months of 2018 compared to the first five months of 2017, and billet imports decreased by 15% during the first five months of 2018 compared to the first five months of 2017. Business in Turkey is moving toward utilizing more scrap and less billet, due to certain competitive advantages of scrap. The HMS 80:20 index was at $350/t at the beginning of July 2018 for EU origin scrap.
In the domestic U.S. market, average scrap prices increased 20% ($54/t) in the first half of 2018 compared to the first half of 2017. The Midwest Index for HMS 1 increased from an average of $274/t for the first half of 2017 to an average of $328/t in the first half of 2018. This increase also reflects higher pressure on scrap than on the other raw materials, since the scrap market is quite unified worldwide although the continental U.S. market is somewhat less affected by international trends in the export markets.
In Europe, the German suppliers’ index (“BDSV”) increased by €40/t, from €249/t in the first half of 2017 to €289/t for the first half of 2018 for reference grade E3. In the first half of 2018, the European E3 price was $22/t higher on average than the U.S. HMS 1 MidWest price, and in the first half of 2017, the European E3 price was $4/t lower than the U.S. HMS 1 MidWest price. In July 2018, the European E3 prices have been at the same level as in June 2018, which was 290 €/t. Domestic Chinese billet prices increased by $124/t, to $564/t in the first half of 2018 from $440/t in the first half of 2017.
Ferro alloys and base metals
The underlying price driver for manganese alloys is the price of manganese ore, which was at the same price level of $6.56 per dry metric tonne unit (“dmtu”) (for 44% lump ore) on Cost, Insurance and Freight (“CIF”) China in June 2018 as it was in January 2018. The price peaked at $8.18/dmtu during April 2018 as a result of high demand from Chinese ports that major producers could not meet.

The average price of high carbon ferro manganese in the first half of 2018 was $1,417/t, which is similar to what it was during the first half of 2017 ($1411/t). The average price of silicon manganese in the first half of 2018 was $1,366/t as compared to $1,335/t in the first half of 2017.
The average price of medium carbon ferro manganese in the first half of 2018 was $1,963/t, after a peak of $2,003/t during the second half of 2017 and as compared to $1,959/t during the first half of 2017.
The base metals used by ArcelorMittal are mainly zinc and tin for coating, and aluminum for the deoxidization of liquid steel. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc in the first half of 2018 was $3,268/t, representing an increase of 21.5% as compared to the average price in the first half of 2017 of $2,690/t. The January average price was $3,447/t while the June average price was $3,092/t, with a low of $2,895/t on June 26, 2018 and high of $3,618/t on February 16, 2018. Stocks registered at the London Metal Exchange (“LME”) warehouses stood at 249,300 tonnes as of June 29, 2018, representing an increase of 67,250 tonnes (36.9%) compared to December 29, 2017 (when stocks registered stood at 182,050 tonnes), mainly due to a one time stock increase of 78.95 thousand tonnes on March 2, 2018 in New Orleans.

Energy
The general bearish trend observed in some of the energy market fundamentals such as thermal coal and oil reversed in the first half of the 2016 followed by increases in 2017 and a very tense and volatile market in the first half of 2018.
Oil
While between 2014 and the first half of 2016, brent crude oil prices went down from $110 per barrel (“bbl”) to $30/bbl, oil prices increased again to $67/bbl at the end of 2017. In the first half of 2018, oil markets have been quite volatile and continued their bullish trend. This is mainly due to a tighter supply/demand balance. Demand was supported in emerging countries especially in Asia, while on the supply side, the U.S. record oil production, at 10.9 million bbl per day ("/day"), has been offset by poorer production/export in other countries:

•	Buyers of Iran oil are under the threat of financial sanctions by the U.S. following the U.S. announcement of leaving the Iranian nuclear agreement on May 8, 2018

•	Venezuelan oil production and exports are declining at a steady pace; production has lost more than 1.3 million bbl/day, from 2.8 million bbl/day in 2014 to 1.5 in average for the first half 2018; and

•
In Libya, on June 2, 2018, the National Oil Corporation in Libya (NOC) declared a force majeure as it was prevented by commander Haftar's eastern forces to export Libyan oil from these facilities. These four ports represent a total of 0.8 million bbl/day export capacity.

As a result, brent crude oil prices went above $80/bbl within the day on May 23, 2018 for the first time since late 2014.
The situation remains tense, even if recent announcements stopped the strong bullish trend observed in May:

•	June 22: OPEC announced an increase of its members’ oil production by close to 1 million bbl/day;

•
July 2: Saudi Arabia announced its 2 million bbl/day spare capacity would not be fully used right now in case of an emergency to stabilize oil markets. Still, Saudi Aramco has decided to increase its output and its production was up by 0.7 million bbl/day between May and July 2018; and

•	July 15: Russia stated it will contribute a 0.2 million bbl/day increase in production.

While in July 2016 and in July 2017 brent crude oil prices were trading around $50/bbl, July 2018 prices are turning around $75/bbl, highlighting the upward trend in the recent months.
Coal
Coal has followed the same trend as oil with the API2 Coal index decreasing from $75/ton in 2014 to $45/ton in the first quarter of 2016. Since then, prices increased to above $80/ton in October 2016, and then to above a $100/ton level in June 2018, the highest level since early 2012. This increase is mainly due to high demand (mostly in Asia), low storage levels (India), and chaotic supply (issues in South Africa). Coal spot prices increased year-on-year from $60/ton in July 2016 to $80/ton in July 2017 and were at $100/ton in July 2018.

As coal is the largest competitor with natural gas for the marginal production of power in many European countries, this upward trend combined with a similar increase in oil has clearly pushed European power and natural gas prices up as detailed below.
Natural gas
LNG (Liquefied Natural Gas) is globally traded and is one of the key factors considered to explain gas price movements, especially in Asia and in Europe. Supply is growing at a fast pace, with the U.S. having increased their exports by 4 times between 2016 and 2017, and this quantity doubled again in 2018. This increased production was completely absorbed by the Asian markets, especially in the Chinese market. China has put in place an environmental policy which aims at significantly reducing the use of coal by replacing it with natural gas largely imported in the form of LNG. Demand was further sustained by cold weather conditions in the first quarter of 2018. As a result, the Japan Korea Market (“JKM”) prices closed in December 2017 around €32/MWh followed by a decrease back to the level of €22/MWh at the end of the winter period in April 2018. Prices in the second quarter of 2018 rallied to a level of €30/MWh following the oil trend. The JKM index was priced at €17/MWh for the same period last year, and €13.5/MWh in July 2016.
In the U.S., the production of natural gas associated with the shale oil production is continuing to increase year-on-year. Benefiting from this healthy economical supply, gas power plants took the lead in the generation mix in 2016, which continued in 2017 with around 32% of electricity produced out of gas and 32% from coal. This trend should accelerate as the U.S. had around 12 GW of gas-fired power plants in construction in 2017, and more than 20 GW are expected to be either under construction or subject to regulatory approval in 2018. Projects to build liquefaction facilities for export to Europe or Asia also continue to be developed, with production having started in early 2016. The number of U.S. gas rigs has increased significantly compared to 2016 levels (172 rigs on average in 2017 as compared to 101 in 2016, or a 71% increase). In 2017, Henry Hub Month Ahead prices (prices for gas traded on a U.S. virtual trading platform, for delivery in the next calendar month) increased by 27% as compared to 2016 to an average of $3.08/million British Thermal Units ("MMBtu"). In the first half of 2018, Month Ahead prices averaged $2.82/MMbtu, an 8% decrease compared to the 2017 level.
In Europe, on the contrary, the prices followed the general bullish trend of the energy complex. European gas is mainly supplied from Russia (40%) and Norway (35%), while the 10% of LNG supply are mainly headed to the less connected Southern part of Europe. Supply is quite stable year-on-year. One of the major inland supplies, the Groningen site in the Netherlands, has continued to decrease its production as a consequence of a governmental intervention following the earthquake in January 2018. However, Russian flows have never been so high with a 5% increase in the first half of 2018 compared to the first half of 2017. Price movements have been acute in the first half of 2018, exacerbated by the low level of storage at which Europe ended the winter season. While the TTF month-ahead prices (prices for gas traded on a virtual trading platform located in the Netherlands to be delivered in the next calendar month) ranged between €18 and €20/MWh in the first quarter of 2018, the high demand for refilling storage and sharp oil price increases have pushed prices up to the level of €22/MWh in July 2018, a summer time high since 2013. The TTF July product quoted €15/MWh in June 2017 and 2016.
European spot prices reached a historical high on March 1 this year, with spot prices trading above €100/MWh within the day, while temperatures were close to -10°C in most of Europe, causing the UK to launch a supply alert and limit supply to UK customers. The main reason for this critical situation lies on the decision by UK utility Centrica to stop rough storage back in 2017, leaving the country with one of the lowest gas storage capacities amongst European countries.
As southern Europe is more reliant on LNG, the Spanish, Italian and south of France market prices spread compared to TTF in July 2018 widened to a level between €2 and €3/MWh due to the high LNG prices.
For other countries where the Company has a presence, natural gas prices are mostly subject to regulatory tariffs.
Electricity
Similar to natural gas, power markets are mainly regional even though the very different power generation mix in the European countries creates more disparities in local prices.
In the United States, PJM and MISO (Midwest Independent System Operator) power prices were stable year-on-year but displayed higher volatility this winter due to extreme weather. Peak hour power prices in the MISO region reached $79.2/MWh in early January 2018 compared to the previous winter peak in December 2016 at $59/MWh. PJM peak hour prices reached $262/MWh on January 5, 2018, a high since early 2015. Overall, the trend in prices is stable and futures prices were trading in July 2018 at a similar level as in 2017.
In Europe, a mild January and beginning of February, combined with high supply from the French nuclear fleet and good wind power production (record German wind achieved on January 3 with 39 GW wind output) have resulted in competitive spot prices in the first half of 2018. For example, the German spot prices averaged €31.4/MWh in January. The gas price increase in early March and commodities price increases, particularly CO2, have pushed all spot prices up, with some volatility inherent to the renewable supply in the region.
The forward prices have all followed the same bullish trends. In June 2018, German, French and Belgian 2019 prices reached €44/MWh, €49/MWh and €50/MWh, respectively. These levels have not been seen since 2012. In July 2017, the German Cal 18 was trading around €31/MWh. In July 2016, Cal 2017 was priced at €27/MWh. The recent announcement of new concrete issues discovered in two out of the six nuclear Belgian power plants has made local third and fourth quarter 2018 prices spike. The September 2018 Belgian price reached €74/MWh at the beginning of July, while the September 2017 spot average prices were €37/MWh.
As for natural gas, for other countries where ArcelorMittal has a presence, power prices are mostly subject to regulatory tariffs.
Ocean freight
Ocean freight prices increased in the first half of 2018 compared to the same period in 2017 primarily due to a lack of dry bulk net fleet growth and a steady demand trend. The Baltic Dry Index (“BDI”) (Source: ACM Braemer, Fearnley's June 2018 market report, Baltic Index) averaged 1,217 points against 975 points in the same period in 2017, a 25% increase year-on-year.
The Capesize index increased by 20% year-on-year to an average of $13,963/day as compared to $11,596/day for the first half of 2017. Meanwhile the Panamax index increased further by 29% to an average of $11,030/day as compared to $8,536/day for the first half of 2017.
Dry bulk fleet growth has been slow due to a lack of deliveries due to the low market of 2016 when owners did not place many orders for new ships. However, 20% of vessels which should have been delivered in 2018 were delayed and scrapping of vessels has also slowed down due to an increase in freight rates.
Demand of dry cargo has held steady. Coal volumes increased with export volume increasing driven by the U.S. and Colombia and imports increasing due to coal demand from China, South Korea and India. Iron ore shipments out of Brazil were weak at the beginning of the year but increased in the second quarter of 2018.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. These currency fluctuations, especially the fluctuations of the U.S. dollar relative to the euro, as well as fluctuations in the currencies of the other countries in which ArcelorMittal has significant operations and sales, can have a material impact on its results of operations. In order to minimize its currency exposure, ArcelorMittal enters into hedging transactions to lock-in a set exchange rate, as per its risk management policies.
During the first half of 2018, the euro initially appreciated against the U.S. dollar from 1.1993 to its strongest level of 1.2493 in mid-February, then depreciated until reaching its weakest level of 1.1534 on June 19, despite an announcement on June 14 by the president of the European Central Bank that the level of quantitative easing would be reduced. Toward the end of June, the euro regained some strength and finished the half-year at 1.1658 against the U.S. dollar.
The bank board of the Czech National Bank unanimously decided at its June meeting to raise rates, partly due to higher than expected inflation. While the Czech koruna performed better than the Polish zloty and the Hungarian forint, it still depreciated against the U.S. dollar from 21.2916 to 22.3194 during the first six months of 2018.
The Polish zloty depreciated versus the main currencies during the period and in particular the U.S. dollar, emphasized by the political situation in Europe. Concerns about the impact of trade wars on global economic growth and the state of fiscal policy in Italy under the new government led to the Polish zloty depreciating from 3.4829 to 3.7512 against the U.S. dollar during the period.
In the ACIS countries, contrary to most other emerging markets currencies, the Ukraine hryvnia appreciated 6% against the U.S. dollar between January 1 and June 30, 2018. As the economy did not show any signs of real improvement this appreciation was probably the result of certain speculative flows.
In Kazakhstan, the tenge somewhat depreciated against the U.S. dollar, from 332.0520 in the beginning of January to 340.7617 at the end of June 2018.
The South African economy slumped at the beginning of the year. Production figures showed that mining, manufacturing, and agriculture were the primary drivers of the contraction, while a drop in retail sales also weighed on the GDP. The South African rand depreciated against the U.S. dollar during the period and went from 12.3450 to 13.7660, with the strongest level of 11.5651 in February and the weakest level of 13.8670 in June 2018.
In Canada, weaker than expected growth during the first quarter, uncertainty on the U.S. trade policy and lack of clarity on the fate of NAFTA weighed on the Canadian dollar. During the first half of the year, the Canadian dollar weakened against the U.S. dollar from 1.2540 to 1.3246.
In Brazil, election uncertainty intensified during the first half of 2018, with right and left wing populist candidates gaining ground in the polls, while the truckers’ strike in May raised concerns about the pace of economic recovery. As a consequence, the Brazilian real weakened against the U.S. dollar from 3.3127 to 3.8494 during the first half of 2018.
After an almost 9% strengthening against the U.S. dollar during the first four months of 2018, the Mexican peso lost close to all of its gains and ended June at 19.6274 against the U.S. dollar, compared to 19.7292 in the beginning of January. López Obrador's Morena party achieving an outright majority in the congress in the July 1 presidential elections contributed to the evolution of the Mexican peso.
In Argentina, fiscal austerity, devastating drought in the first quarter, high interest rates and constrained private consumption all contributed to a steady weakening of the Argentinian peso from 18.5940 in the beginning of 2018 to 28.6700 at the end of the first half of 2018. The crisis is likely to leave some significant negative effects on the economy, including higher inflation and slower growth. On May 4, 2018, the Central Bank of Argentina hiked rates by 12.75% to 40% to defend the Argentinian peso and said it will keep real rates high for a certain period of time to contain the pass-through to prices.
Trade and import competition
Europe
There has been a trend of imports growing more strongly than domestic demand in Europe since 2012. Apparent steel consumption (“ASC”) increased almost 14% between 2013 and 2017, while finished steel imports increased 66%, taking market share from domestic producers.
This trend continued in the first half of 2018 as imports into Europe rose by approximately 7% year-on-year while ASC increased by approximately 3.5%, resulting in a high import penetration of 20%, a historical peak from 18.4% in the first half of 2017.
Traditionally, imports into Europe have come from CIS countries, China, Turkey and developed Asia, accounting for roughly 75% of imports over the past six years. Imports from the CIS fell by approximately 16% in 2017 from 2016 levels, however the first half of 2018 has been stronger, with an estimated increase of 18% compared to the first half of 2017. However, CIS' share of total imports is still lower than pre-2015 levels. The share of Chinese origin imports also continued to decline from its peak of 22% in 2015 to an estimated 8% in the first half of 2018, with Chinese imports having fallen by over 40% year-on-year in the first half of 2018. Meanwhile, the share of other traditional importers into Europe remains robust, such as developed Asia, which has maintained its market share in the first half of 2018 at approximately 16%, compared to 15% in 2017. Turkey’s market share has increased to an estimated 22% year-on year in the first half of 2018, from 14% in the first half of 2017, compensating for lower net exports from China since the start of 2016. Following a strong year in 2017, where Indian imports were up approximately 97% year-on-year, imports fell by an estimated 20% year-on-year in the first half of 2018. India’s market share in Europe is approximately 10% compared to 14% in the first half of 2017 and only 7% in 2016.
United States
Steel imports penetration fell during the first half of 2018 to 25.2% as imports decreased 3.9% (due to the imposition of Section 232 tariffs on steel) compared to a 3.2% year-on-year increase in ASC. The share of imports is therefore lower than the 27.1% measured over the first half of 2017 and further below the peak of 31.5% during the first half of 2015. The share of U.S. finished steel imports coming from NAFTA has increased from 29% in 2017 to 32% in the first five months of 2018, with a similar increase in imports from East Asia up to 28% from 22% in 2017. Whereas, the share of U.S. finished steel imports coming from the EU28 has fallen from 17% in 2017 to 12% in the first five months of 2018.
U.S. President Trump originally announced the Section 232 tariffs on March 8, 2018. However, on March 22, he temporarily exempted imports of steel and aluminum from Australia, Argentina, South Korea, Brazil, Canada, Mexico and EU member countries from the tariffs until May 1, 2018, subsequently extended to June 1, 2018. On May 31, 2018, U.S. President Trump signed two new presidential proclamations adjusting steel and aluminum duties initiated under Section 232 of the Trade Expansion Act of 1962. These proclamations ended temporary exemptions of duties for imports of steel and aluminum products from the EU, Canada and Mexico. As a result, a 25% duty on steel products and a 10% duty on aluminum products are now being collected on imports from those countries. However, the tariff exemptions for imports from Brazil, Argentina, and South Korea continued, as those countries negotiated quotas restricting steel and aluminum exports to the U.S. The proclamations announced the aggregate limits of imports from Argentina and Brazil, while the administration previously announced specific quota amounts for steel products from South Korea on April 30, 2018. The only country exempt from the tariffs, and not subject to quotas, is Australia.

Consolidation in the steel and mining industries
Consolidation transactions decreased significantly in terms of number and value in the past few years in the context of economic uncertainties in developed economies combined with a slowdown in emerging markets. However, in an effort to reduce the worldwide structural overcapacity and create synergies through managing capital expenditure and optimizing working capital, some consolidation steps finally happened in 2017 and 2018, specifically in China and in Europe.
Steel industry consolidation slowed down substantially in China starting in 2012. As a key initiative of the Chinese central government’s five-year plan issued in March 2011, the concentration process of the steel industry was expected to reduce overcapacity, rationalize steel production based on obsolete technology, improve energy efficiency, achieve environmental targets and strengthen the bargaining position of Chinese steel companies in price negotiations for iron ore. However, it has not been very effective. In 2015, China dropped its target objective for the top ten Chinese steel producers to account for 60% of national production and for at least two producers to reach 100 million tonne capacity in the next few years. A new industry consolidation plan published by China aims at simplifying approval procedures and facilitating acquisition financing for firms in sectors like steel. In late 2016, Baosteel Group and Wuhan Iron and Steel Group completed their merger, creating Baowu Steel Group with an annual production capacity of around 60 million tonnes, also making it the world's second largest steelmaker. In addition, in Europe, following an announcement made in September 2017, Tata Steel and Thyssenkrupp signed a final agreement at the end of June 2018 to consolidate their European steel mills and create the joint venture Thyssenkrupp Tata Steel, the second largest steelmaking company in Europe after ArcelorMittal. The transaction is subject to merger control clearance in several jurisdictions, including the European Union.
On June 28, 2017, the consortium formed by ArcelorMittal and Marcegaglia signed a lease and obligation to purchase agreement with the Italian Government for Ilva, Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. On May 7, 2018, the transaction was approved by the European Commission subject to the disposal of certain assets in Italy, Romania, North Macedonia, the Czech Republic, Luxembourg and Belgium. The closing of the transaction remains subject to certain conditions precedent.
In the first quarter of 2018, ArcelorMittal signed a joint venture agreement with Nippon Steel & Sumitomo Metal Corporation in relation to its offer for a competitive resolution plan for Essar Steel in India that sets out a positive future for the bankrupt company and would enable it to participate in the anticipated steel demand growth in India.
Further future consolidation should allow the steel industry to perform more consistently through industry cycles by achieving greater efficiencies and economies of scale, and improve bargaining power with customers and, crucially, suppliers, who tend to have higher levels of consolidation.
A. Operating results
The following discussion and analysis should be read in conjunction with ArcelorMittal's condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in five segments: NAFTA, Brazil, Europe, ACIS and Mining.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency (“LTIF”) rate, sales, average steel selling prices, crude steel production, steel shipments, iron ore and coal production and operating income. Management’s analysis of liquidity and capital resources is driven by operating cash flows.

Six months ended June 30, 2018 as compared to six months ended June 30, 2017
Health and safety
Through the Company’s core values of sustainability, quality and leadership, it operates responsibly with respect to the health, safety and wellbeing of its employees, contractors and the communities in which it operates.
Health and safety performance, based on the Company’s personnel figures and contractors LTIF rate, decreased to 0.67 for the six months ended June 30, 2018 as compared to 0.78 for the six months ended June 30, 2017, with improvements within Mining, NAFTA, Brazil and Europe, partially offset by the ACIS segment. The Company’s efforts to improve the health and safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors	For the six months ended June 30,
Lost time injury frequency rate (per million hours)	2018	2017
Mining	0.53	0.58

NAFTA	0.52	0.75
Brazil	0.36	0.40
Europe	0.92	1.15
ACIS	0.64	0.52
Total Steel	0.69	0.81

Total (Steel and Mining)	0.67	0.78

Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2018 as compared with the six months ended June 30, 2017:

	Sales for the six months ended June 30,*		Operating income/(loss) for the six months ended June 30,*
Segment	2018	2017	2018		2017
	(in $ millions)	(in $ millions)	(in $ millions)		(in $ millions)
NAFTA	10,108	9,065	968		774
Brazil	4,179	3,444	584		303
Europe	21,168	17,402	1,433		1,288
ACIS	4,209	3,641	602		167
Mining	2,089	2,045	440		594
Other and eliminations	(2,569)	(2,267)	(97)	**	(160)	**
Total	39,184	33,330	3,930		2,966
* Segment amounts are prior to inter-segment eliminations.
** Total adjustments to segment operating income and other reflects certain adjustments made to operating income of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. See table below.

Adjustments to segment operating income and other		Six months ended June 30,
		2018	2017
	Note	(in $ millions)	(in $ millions)
Corporate and shared services	1	(81)	(95)
Financial activities		(14)	(13)
Shipping and logistics		(4)	(15)
Intragroup stock margin eliminations		36	(26)
Depreciation and impairment		(34)	(11)
Total adjustments to segment operating income and other		(97)	(160)

1.	Includes primarily staff and other holding costs and results from shared service activities.
Sales
ArcelorMittal’s sales increased to $39.2 billion for the six months ended June 30, 2018, from $33.3 billion for the six months ended June 30, 2017, primarily due to 16.7% higher average steel selling prices and 1.3% higher steel shipments.

Cost of sales
Cost of sales consists primarily of purchases of raw materials necessary for steel-making (iron ore, coke and coking coal, scrap and alloys) and electricity cost. Cost of sales for the six months ended June 30, 2018 was $33.9 billion, increasing as compared to $29.2 billion for the six months ended June 30, 2017, mainly driven by higher shipments, increases in raw material prices, and other costs.
Operating income
ArcelorMittal’s operating income for the six months ended June 30, 2018 amounted to $3,930 million, compared to operating income of $2,966 million for the six months ended June 30, 2017. Operating income increased mainly due to higher average steel selling prices and an increase in shipments, reflecting the growth in global demand, partially offset by higher costs. Operating income as a percentage of sales was 10.0% and 8.9% for the six months ended June 30, 2018 and June 30, 2017, respectively.
Operating income for the six months ended June 30, 2018 was negatively affected by an impairment of $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition and a $146 million provision related to the settlement agreed with the German Cartel Office in July 2018. Operating income for the six months ended June 30, 2017 was negatively affected by an impairment of $46 million related to a downward revision of cash flow projections of the Long Carbon business in South Africa.
Shipments and average steel selling price
ArcelorMittal’s steel shipments increased 1.3% to 43.1 million tonnes for the six months ended June 30, 2018, from 42.5 million tonnes for the six months ended June 30, 2017, primarily due to an increase in steel shipments in Brazil, NAFTA, and Europe, partially offset by a decrease in ACIS.
Average steel selling prices increased 16.7% for the six months ended June 30, 2018 as compared to the six months ended June 30, 2017, in line with international prices.

NAFTA
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2018	2017
Sales	10,108	9,065
Operating income	968	774
Depreciation	263	256

Crude steel production (thousand tonnes)	11,810	11,978
Steel shipments (thousand tonnes)	11,362	11,029

Average steel selling price ($/tonne)	817	739
Sales
Sales in the NAFTA segment increased 11.5% to $10.1 billion for the six months ended June 30, 2018, from $9.1 billion for the six months ended June 30, 2017, mainly due to a 10.5% increase in average steel selling prices and 3.0% increase in shipments.
Operating income
Operating income for the NAFTA segment for the six months ended June 30, 2018 was $968 million, as compared to $774 million for the six months ended June 30, 2017, mainly due to an increase in shipments and a positive price-cost impact.
Crude steel production, steel shipments and average steel selling price
Crude steel production in the NAFTA segment decreased by 1.4% to 11.8 million tonnes for the six months ended June 30, 2018 as compared to 12.0 million tonnes for the six months ended June 30, 2017, in line with available inventory.
Total steel shipments in the NAFTA segment increased 3.0% to 11.4 million tonnes for the six months ended June 30, 2018, from 11.0 million tonnes for the six months ended June 30, 2017 driven primarily by improved market fundamentals in the U.S.
Average steel selling prices in the NAFTA segment increased 10.5% to $817/t for the six months ended June 30, 2018 from $739/t for the six months ended June 30, 2017 in line with international prices.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2018	2017
Sales	4,179	3,444
Operating income	584	303
Depreciation	143	144
Impairment	86	—

Crude steel production (thousand tonnes)	5,915	5,424
Steel shipments (thousand tonnes)	5,314	4,848

Average steel selling price ($/tonne)	739	666
Sales

Sales in the Brazil segment increased 21.3% to $4.2 billion for the six months ended June 30, 2018 as compared to $3.4 billion for the six months ended June 30, 2017, primarily due to 11.0% higher average steel selling prices and 9.6% higher steel shipments.
Operating income
Operating income for the Brazil segment for the six months ended June 30, 2018 was $584 million, as compared to $303 million for the six months ended June 30, 2017. Operating income increased 92.6% driven primarily by the increased shipments and a positive price-cost effect. Operating income for the six months ended June 30, 2018 was negatively affected by an impairment of $86 million related to the agreed remedy package required for the approval of the Votorantim acquisition.
Crude steel production, steel shipments and average steel selling price
Crude steel production increased to 5.9 million tonnes for the six months ended June 30, 2018 as compared to 5.4 million tonnes for the six months ended June 30, 2017, due to an increase in long products including the integration of Votorantim.
Total steel shipments in the Brazil segment increased 9.6% to 5.3 million tonnes for the six months ended June 30, 2018 as compared to 4.8 million tonnes for the six months ended June 30, 2017, driven by improved demand in long products and the integration of Votorantim, partially offset by a nationwide truck strike.
Average steel selling prices in the Brazil segment increased 11.0% to $739/t for the six months ended June 30, 2018 from $666/t for the six months ended June 30, 2017, in line with domestic and export prices.

Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2018	2017
Sales	21,168	17,402
Operating income	1,433	1,288
Depreciation	610	563

Crude steel production (thousand tonnes)	22,272	22,209
Steel shipments (thousand tonnes)	21,213	20,674

Average steel selling price ($/tonne)	800	674
Sales
Sales in the Europe segment increased 21.6% to $21.2 billion for the six months ended June 30, 2018 as compared to $17.4 billion for the six months ended June 30, 2017, primarily due to a 18.8% increase in average steel selling prices in line with international prices, a 2.6% increase in shipments and the depreciation of the U.S. dollar against the euro.

Operating income
Operating income for the Europe segment for the six months ended June 30, 2018 increased to $1,433 million, as compared to $1,288 million for the six months ended June 30, 2017, driven by the increased shipments and a positive price-cost effect, partially offset by a charge of $146 million taken for the German Cartel case which settled in July 2018.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the Europe segment increased 0.3% to 22.3 million tonnes for the six months ended June 30, 2018, from 22.2 million tonnes for the six months ended June 30, 2017.
Total steel shipments in the Europe segment increased 2.6% to 21.2 million tonnes for the six months ended June 30, 2018, from 20.7 million tonnes for the six months ended June 30, 2017, both for flat and long products.
Average steel selling prices in the Europe segment increased 18.8% to $800/t for the six months ended June 30, 2018 from $674/t for the six months ended June 30, 2017 in line with higher international prices and the depreciation of the U.S. dollar against the euro.

ACIS
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2018	2017
Sales	4,209	3,641
Operating income	602	167
Depreciation	158	152
Impairment	—	46

Crude steel production (thousand tonnes)	6,487	7,177
Steel shipments (thousand tonnes)	6,086	6,478

Average steel selling price ($/tonne)	616	500
Sales
Sales in the ACIS segment increased 15.6% to $4.2 billion for the six months ended June 30, 2018 as compared to $3.6 billion for the six months ended June 30, 2017, primarily due to a 23.1% increase in average steel selling prices partially offset by a 6.1% decrease in steel shipments.
Operating income
Operating income for the ACIS segment for the six months ended June 30, 2018 increased to $602 million, as compared to $167 million for the six months ended June 30, 2017, due to a positive price-cost effect partially offset by lower shipments. The six months ended June 30, 2017, were negatively impacted by lower operating performance in South Africa and an impairment of $46 million for property, plant and equipment of the Long Carbon business in South Africa resulting from a downward revision of cash flow projections.
Crude steel production, steel shipments and average steel selling price
Crude steel production for the ACIS segment decreased 9.6% to 6.5 million tonnes for the six months ended June 30, 2018, from 7.2 million tonnes for the six months ended June 30, 2017, primarily due to planned maintenance (blast furnace #9) and unplanned maintenance in Ukraine, offset in part by higher production in South Africa.
Total steel shipments in the ACIS segment decreased 6.1% to 6.1 million tonnes for the six months ended June 30, 2018, from 6.5 million tonnes for the six months ended June 30, 2017 due to lower CIS shipments, partially offset by higher steel shipments in South Africa.
Average steel selling prices in the ACIS segment increased 23.1% to $616/t for the six months ended June 30, 2018 from $500/t for the six months ended June 30, 2017 in line with international prices.

Mining
		Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	Note	2018	2017
Sales		2,089	2,045
Operating income		440	594

Own iron ore production (million tonnes)		29.1	28.7
Iron ore shipped externally and internally at market price (million tonnes)	[1,2]	19.1	18.1
Iron ore shipment - cost plus basis (million tonnes)	[1]	9.3	10.5

Own coal production (million tonnes)		3.1	3.3
Coal shipped externally and internally at market price (million tonnes)	[1,2]	1.1	1.6
Coal shipment - cost plus basis (million tonnes)	[1]	1.8	1.8

1.
There are three categories of sales: (1) “External sales”: mined product sold to third parties at market price; (2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities reported at prevailing market prices; (3) “Cost-plus tonnes”: internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or reported at cost-plus is whether or not the raw material could practically be sold to third parties (i.e., there is a potential market for the product and logistics exist to access that market).

2.
Market-priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could practically be sold to third parties. Market-priced tonnes that are transferred from the Mining segment to the Company’s steel producing segments are reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally on a cost-plus basis.

				Six months ended June 30,
Iron ore production (million metric tonnes)	Note	Type	Product	2018	2017
Own mines
North America	[2]	Open pit	Concentrate, lump, fines and pellets	18.0	19.1
South America		Open pit	Lump and fines	1.4	1.5
Europe		Open pit	Concentrate and lump	0.5	0.8
Africa		Open pit / Underground	Fines	2.7	0.8
Asia, CIS & Other		Open pit / Underground	Concentrate, lump, fines and sinter feed	6.5	6.5
Total own iron ore production				29.1	28.7
Strategic long-term contracts - iron ore
North America	[3]	Open pit	Pellets	—	0.9
Total strategic long-term contracts - iron ore				—	0.9
Total	[1]			29.1	29.6

1.	Total of all finished production of fines, concentrate, pellets and lumps.

2.	Includes own mines and share of production from Hibbing (United States, 62.3%) and Peña (Mexico, 50.0%).

3.	Consisted of a long-term supply contract with Cliffs Natural Resources.

	Six months ended June 30,
Coal production (million metric tonnes)	2018	2017
Own mines
North America	1.1	1.0
Asia, CIS & Other	2.0	2.3
Total own coal production	3.1	3.3

Sales
Sales in the Mining segment increased 2.2% to $2.1 billion for the six months ended June 30, 2018 from $2.0 billion for the six months ended June 30, 2017. Sales to external customers were $0.52 billion for the six months ended June 30, 2018, representing a 4.2% decrease compared to $0.55 billion for the six months ended June 30, 2017. The decrease in sales to external customers was mainly due to a 19.7% decrease in external coal shipments.
Iron ore market priced shipments increased 5.4% to 19.1 million tonnes for the six months ended June 30, 2018 from 18.1 million tonnes for the six months ended June 30, 2017. ArcelorMittal Mines and Infrastructure Canada’s shipments decreased 6.5% to 12.4 million tonnes for the six months ended June 30, 2018 from 13.2 million tonnes for the six months ended June 30, 2017. Coal market priced shipments decreased 33.2% to 1.1 million tonnes for the six months ended June 30, 2018 from 1.6 million tonnes for the six months ended June 30, 2017. With respect to average selling prices, the average iron ore spot price of $70.18/t CFR China was 5.7% lower (Delivered to China Metal Bulletin Index 62% Fe) and the average spot price for hard coking coal FOB Australia at $208.69/t was 16.9% higher (Metal Bulletin Premium Hard Coking Coal FOB Australia index) for the six months ended June 30, 2018 than for the six months ended June 30, 2017, respectively. It should be noted, however, that there may be no direct correlation between spot prices and actual selling prices in various regions at a given time.
Operating income
Operating income attributable to the Mining segment for the six months ended June 30, 2018 was $440 million, as compared to $594 million for the six months ended June 30, 2017, primarily due to lower market priced coal shipments, lower coal prices and higher input costs.
Production
Own iron ore production in the six months ended June 30, 2018 was 29.1 million metric tonnes, a 1.4% increase as compared to 28.7 million metric tonnes for the six months ended June 30, 2017, primarily due to increased production in Liberia, partially offset by Canada and Ukraine.
Own coal production in the six months ended June 30, 2018 was 3.1 million metric tonnes, representing a 6.7% decrease compared to the six months ended June 30, 2017, mainly due to lower production in the Kazakhstan mines following operational and geological issues.
Investments in associates, joint ventures and other investments
Income from investments in associates, joint ventures and other investments was $242 million for the six months ended June 30, 2018, compared to income of $206 million for the six months ended June 30, 2017. Income from investments in associates, joint ventures and other investments for the six months ended June 30, 2018 included income from the Calvert joint venture and improved performance of a Chinese investee as compared to the six months ended June 30, 2017, offset in part by a $132 million impairment of ArcelorMittal's investment in Macsteel (South Africa) following the announced sale of its 50.0% stake in May 2018. Upon closing of the transaction, the charge is expected to be offset by recycling of the currency translation gains related to the investment.
The income for the six months ended June 30, 2017 was positively impacted by improved performance of the Calvert joint venture and a Chinese investee, partially offset by a $44 million loss (net of $23 million recycling of cumulative foreign exchange losses) on dilution of the Company’s stake in China Oriental which decreased from 46.99% to 39.16%.
Income from investments in associates, joint ventures and other investments for the six months ended June 30, 2018 and June 30, 2017 also included the annual dividend received from Erdemir of $87 million and $45 million, respectively.
Financing costs – net
Net interest expense
Net interest expense (interest expense less interest income) was lower at $323 million for the six months ended June 30, 2018 as compared to $430 million for the six months ended June 30, 2017 driven by debt repayment and lower cost of debt.

Foreign exchange and other net financing (loss)/gain
Foreign exchange and other net financing loss (which includes foreign currency swaps, bank fees, interest on pension obligations, impairments of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results) amounted to $564 million for the six months ended June 30, 2018, as compared to $77 million gain for the six months ended June 30, 2017. Foreign exchange losses for the six months ended June 30, 2018 were $237 million as compared to a foreign exchange gain of $282 million for the six months ended June 30, 2017, primarily related to the effect of the depreciation of the U.S. dollar against the euro on the Company's euro denominated debt in the first quarter of 2018. As of April 1, 2018, the Company’s statement of operations no longer includes foreign exchange exposure on the euro denominated debt following the designation of the euro denominated debt as a hedge of certain euro denominated net investments in foreign operations.
Foreign exchange and other net financing gain for the six months ended June 30, 2017 include $159 million for premium expenses on the early redemption of bonds and $276 million mark-to-market gains on derivatives (primarily the mandatory convertible bonds call option following the market price increase in the underlying shares).
Income tax
ArcelorMittal’s consolidated income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (26.01%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded a consolidated income tax expense of $184 million for the six months ended June 30, 2018, as compared to a consolidated income tax expense of $480 million for the six months ended June 30, 2017. Following the May 16, 2018 approval of the extraordinary general meeting ("EGM") to change the share capital of the ArcelorMittal parent company from euro to U.S. dollar, the parent company will file consolidated tax returns in U.S. dollar for the main Luxembourg tax integration going forward. The euro denominated tax losses and the related deferred tax asset held by the ArcelorMittal parent company in Luxembourg were translated into U.S. dollar effective as of January 1, 2018. Accordingly, the tax expense in the first half of 2018 includes $0.6 billion deferred tax income in Luxembourg as the revised taxable income projections in U.S. dollar terms reflect a change in the foreign currency exposure of the different income streams.
Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2018 was $44 million as compared to $15 million for the six months ended June 30, 2017. Net income attributable to non-controlling interests in the six months ended June 30, 2018 primarily relates to the non-controlling shareholders’ share of net income recorded in ArcelorMittal Mines and Infrastructure Canada and Belgo Bekaert Arames in Brazil, offset in part by losses generated by ArcelorMittal South Africa.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2018 was $3.1 billion, or $3.01 basic earnings per share, as compared to $2.3 billion, or $2.28 basic earnings per share for the six months ended June 30, 2017, for the reasons discussed above.
B. Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.
Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Significant cash or cash equivalent balances may be held from time to time at the Company’s international operating subsidiaries, in particular those in France and in the United States, where the Company maintains cash management systems under which most of its cash and cash equivalents are centralized, and in Argentina, Brazil, Canada, Kazakhstan, Morocco, South Africa and Ukraine. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities are adequate for its present requirements.

As of June 30, 2018, ArcelorMittal’s cash and cash equivalents, including restricted cash of $157 million, amounted to $3.1 billion as compared to $2.8 billion, including restricted cash of $212 million, as of December 31, 2017. In addition, ArcelorMittal had available borrowing capacity of $5.5 billion under its credit facilities as of June 30, 2018 and as of December 31, 2017.
As of June 30, 2018, ArcelorMittal’s total debt, which includes long-term debt and short-term debt, was $13.5 billion as compared to $12.9 billion as of December 31, 2017.
Net debt (defined as long-term debt ($8.96 billion) plus short-term debt ($4.56 billion), less cash and cash equivalents including restricted cash ($3.10 billion)) including amounts related to entities classified as held for sale for $0.06 billion was $10.5 billion as of June 30, 2018, up from $10.1 billion at December 31, 2017 (comprised of long-term debt ($10.1 billion) plus short-term debt ($2.8 billion) less cash and cash equivalents including restricted cash ($2.8 billion)). Net debt increased period on period primarily due to a share buyback for $0.2 billion and liabilities assumed in the Votorantim acquisition for $0.2 billion. Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Gearing (defined as net debt divided by total equity) was 25% at June 30, 2018 and at December 31, 2017.
The margin applicable to ArcelorMittal’s principal credit facilities ($5.5 billion revolving credit facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of a change in its long-term credit ratings attributed by Moody's and Standard & Poor's ("S&P"). On February 1, 2018, S&P upgraded ArcelorMittal’s credit rating to BBB- and placed ArcelorMittal on stable outlook. On June 22, 2018, Moody's upgraded ArcelorMittal’s credit rating to Baa3 and placed it on stable outlook. On July 13, 2018, Fitch upgraded ArcelorMittal’s credit rating to BBB- and placed it on stable outlook. The S&P and Moody's upgrades will result in reduced interest expense, although the impact is marginal given the significant interest savings from the liability management exercises conducted by the Company in 2017.
ArcelorMittal’s $5.5 billion revolving credit facility, which incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021, contains restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. These agreements also require compliance with a financial covenant, as summarized below.
The Company must ensure that the ratio of “Consolidated Total Net Borrowings” (consolidated total borrowings less consolidated cash and cash equivalents) to “Consolidated EBITDA” (the consolidated net pre-taxation profits of ArcelorMittal for a Measurement Period, subject to certain adjustments as set out in the facilities) does not, at the end of each “Measurement Period” (each period of 12 months ending on the last day of a financial half-year or a financial year of the Company), exceed a certain ratio, referred to by the Company as the “Leverage ratio”. ArcelorMittal’s principal credit facilities set this ratio to 4.25 to 1. As of June 30, 2018, the Company was in compliance with the ratio.
Non-compliance with the covenants in the facilities described above would entitle the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the financial covenants in the agreements related to all of its borrowings as of June 30, 2018.
As of June 30, 2018, ArcelorMittal had guaranteed $45 million of debt of its operating subsidiaries. ArcelorMittal’s debt facilities have provisions whereby the acceleration of the debt of another borrower within ArcelorMittal could, under certain circumstances, lead to acceleration under such facilities.
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2018.

	Repayment amounts per year (in billions of $)
Type of Indebtedness as of June 30, 2018	2018	2019	2020	2021	2022	2023	>2023	Total
Bonds	-	0.9	1.9	1.3	1.5	0.6	2.2	8.4
Long-term revolving credit lines	-	-	-	-	-	-	-	-
- $2.3 billion tranche of $5.5 billion revolving credit facility	-	-	-	-	-	-	-	-
- $3.2 billion tranche of $5.5 billion revolving credit facility	-	-	-	-	-	-	-	-
Commercial paper	1.3	0.1	-	-	-	-	-	1.4
Other loans	2.0	0.4	0.2	0.4	0.2	0.2	0.3	3.7
Total Debt	3.3	1.4	2.1	1.7	1.7	0.8	2.5	13.5

The average debt maturity of the Company was 4.9 years as of June 30, 2018, as compared to 5.5 years as of December 31, 2017.
Financings
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in Note 8 to the condensed consolidated financial statements.
Principal credit facilities
On December 21, 2016, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility amends and restates the $6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of $2.3 billion maturing on December 21, 2019, and a second tranche of $3.2 billion maturing on December 21, 2021, restoring the tranches’ original 3- and 5-year maturities, respectively. The Facility may be used for general corporate purposes. As of June 30, 2018, the $5.5 billion revolving credit facility was fully available. The Company makes drawdowns from and repayments on this facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into the $500 million revolving multi-currency letter of credit facility (the “Letter of Credit Facility”). The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments and matures on January 31, 2019. The terms of the letters of credit and other instruments contain certain restrictions as to duration. The Letter of Credit Facility was amended on October 26, 2012 to reduce its amount to $450 million. On September 30, 2014, the Company refinanced its Letter of Credit Facility by entering into a $350 million revolving multi-currency letter of credit facility.
2018 capital markets transactions
On April 9, 2018, at maturity, ArcelorMittal repaid its €400 million ($491 million) Floating Rate Notes.
On March 29, 2018, at maturity, ArcelorMittal repaid the €334 million ($411 million) principal amount that remained outstanding, following the cash tender offers in April 2016, of its €500 million 4.5% unsecured bonds.
Other loans and facilities
On May 14, 2018, ArcelorMittal entered into a term facility agreement in the amount of $1 billion.
On January 16, 2018, the Company entered into a fully drawn bilateral term loan due July 16, 2018, for an amount of €400 million ($466 million). The bilateral term loan was fully repaid at maturity on July 16, 2018.
During the first half of 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. As of June 30, 2018, the facilities, totaling $0.9 billion, remain fully available.
Additional information regarding the Company’s outstanding loans and debt securities is set forth in note 6 of ArcelorMittal’s consolidated financial statements for the year ended December 31, 2017 and note 8 of ArcelorMittal’s condensed consolidated financial statements for the period ended June 30, 2018.
True sale of receivables (“TSR”) programs
The Company has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as True Sale of Receivables (“TSR”)). As of June 30, 2018, the total amount of trade accounts receivables sold amounted to $4,815 million, including amounts relating to entities classified as held for sale. Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2018 and 2017:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2018	2017
Net cash provided by operating activities	1,392	915
Net cash used in investing activities	(1,232)	(1,336)
Net cash provided by (used in) financing activities	319	(78)
Net cash provided by operating activities
For the six months ended June 30, 2018, net cash provided by operating activities increased to $1.4 billion as compared with net cash provided by operating activities of $0.9 billion for the six months ended June 30, 2017 mainly as a result of improved operating performance.
Net cash provided by operating activities for the six months ended June 30, 2018 includes a $3.1 billion increase in "operating working capital" mainly due to seasonal investment in operating working capital in the first quarter of 2018 and the ongoing effect of higher steel shipments, selling prices and inventory prices. The increase in operating working capital included an increase in cash flows for trade receivables and inventory of $1.4 billion each and a decrease for accounts payable of $0.3 billion.
Net cash used in investing activities
Net cash used in investing activities for the six months ended June 30, 2018 was $1.2 billion as compared with net cash used in investing activities of $1.3 billion for the six months ended June 30, 2017.
Capital expenditures increased for the six months ended June 30, 2018 to $1.4 billion as compared to $1.1 billion for the six months ended June 30, 2017 largely reflecting the Mexico hot strip mill ("HSM") project and additional strategic projects (including further investment to enhance downstream optimization in Europe and higher-added value ("HAV") products in Canada and Europe).
The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures (including those invested by the Company’s joint ventures) completed in the current year, as well as those that are ongoing.

Completed projects in most recent quarters

Segment	Site	Project	Capacity / particulars	Actual completion
Europe	ArcelorMittal Differdange (Luxembourg)	Modernization of finishing of “Grey rolling mill"	Revamp finishing to achieve full capacity of Grey mill at 850 thousand tonnes/year	Q2 2018
Europe	Gent & Liège (Europe Flat Automotive UHSS Program)	Gent: Upgrade HSM and new furnace Liège: Annealing line transformation	Increase approximately 400 thousand tonnes in Ultra High Strength Steel capabilities	Q2 2018

Ongoing projects
Segment	Site	Project	Capacity / particulars	Forecast completion
NAFTA	Indiana Harbor (U.S.)	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	2018[1]
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of 290 thousand tonnes over ingot route through yield increase	2019
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90 thousand tonnes	2019
NAFTA	Mexico	Build new HSM	Production capacity of 2.5 million tonnes/year	2020[2]
NAFTA	ArcelorMittal Dofasco (Canada)	HSM Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2020[3]
NAFTA	Burns Harbor (U.S.)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped/cold rolled coil capacity and construction of a new 700 thousand tonnes continuous annealing line ("CAL") and continuous galvanizing line ("CGL") combiline	2021[4]
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2 million tonnes/year	On hold[5]
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2 million tonnes/year; and Sinter feed capacity of 2.3 million tonnes/year	On hold
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15 million tonnes/year	Under review[6]

1.
In support of the Company’s Action 2020 plan that was launched at its fourth quarter and full-year 2015 earnings announcement, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” HSM, and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in the second quarter of 2017) while making further planned investments totaling approximately $200 million including a new caster at No.3 steel shop (completed in the fourth quarter of 2016), and the restoration of the 80” HSM and Indiana Harbor finishing (ongoing). The full project's scope is expected to be completed in 2018.

2.
On September 28, 2017, ArcelorMittal announced a major $1 billion, three-year investment program at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The program is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize ArcelorMittal Mexico’s full production capacity of 5.3 million tonnes and significantly enhance the proportion of HAV products in its product mix, in line with the Company’s Action 2020 plan. The main investment will be the construction of a new HSM. Construction will take approximately three years and, upon completion, will enable ArcelorMittal Mexico to produce approximately 2.5 million tonnes of flat rolled steel, approximately 1.8 million tonnes of long steel and the remainder will be made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late in the fourth quarter of 2017 and is expected to be completed in the second quarter of 2020. The Company expects capital expenditures of approximately $350 million with respect to this program in 2018.

3.
Investment in ArcelorMittal Dofasco (Canada) to modernize the HSM. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. The project is expected to be completed in 2020.

4.
In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700 thousand tonnes of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The three-year investment program to increase rolling capacity with construction of a new CAL and CGL combiline (and the option to add an approximately 100 thousand tonnes organic coating line to serve the construction and appliance segments), will strengthen ArcelorMittal’s position in fast growing automotive and industry markets through Advanced High Strength Steel products upon completion. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology.

5.
Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, the Juiz de Fora melt shop project is currently on hold and is expected to be completed upon domestic market recovery in Brazil.

6.
ArcelorMittal Liberia has moved ore extraction from its depleting DSO (direct shipping ore) deposit at Tokadeh to the nearby, lower impurity DSO Gangra deposit with planned production of 5 million tonnes in 2018. The Gangra mine, haul road and related existing plant and equipment upgrades have now been completed. Following a period of exploration cessation caused by the onset of Ebola, ArcelorMittal Liberia recommenced drilling for DSO resource extensions in late 2015. During 2016, the operation at Tokadeh was right-sized to focus on its “natural” Atlantic markets. The originally planned phase 2 project of 15 million tonnes per year of concentrate sinter fine ore product was delayed in August 2014 due to the declaration of force majeure by contractors following the Ebola virus outbreak, and then reassessed following rapid iron ore price declines over the ensuing period.

Now that mining at the Gangra deposit has commenced, ArcelorMittal Liberia has launched a feasibility study to identify the optimal concentration solution in a phased approach for utilizing the significant lower grade resources at Tokadeh. The results of the feasibility study are expected at the end of 2018.

ArcelorMittal remains committed to Liberia where it operates a full value chain of mine, rail and port and where it has been operating the mine on a DSO basis since 2011. The Company believes that ArcelorMittal Liberia presents a strong, competitive source of product ore for the international market based on continuing DSO mining and subsequent shift to a high grade, long-term sinter feed concentration phase.

Cash provided by other investing activities for the six months ended June 30, 2018 amounted to $136 million, primarily related to the partial release of a cash deposit under the mandatory convertible bonds following contractual renegotiation and the proceeds from the sale of Frýdek Místek in the Czech Republic. Cash used in investing activities other than capital expenditures for the six months ended June 30, 2017 amounted to $190 million and included primarily $44 million cash consideration (net of cash acquired for $14 million and $5 million to be paid upon conclusion of certain business restructuring measures) for the acquisition of a 55.5% stake in Bekaert Sumaré (a tire cord manufacturer in Brazil) and $110 million deposited in a restricted cash account in ArcelorMittal South Africa in connection with various environmental obligations and true sales of receivables programs.
Net cash used in financing activities
Net cash provided by financing activities was $319 million for the six months ended June 30, 2018 as compared to net cash used in financing activities of $78 million for the six months ended June 30, 2017.
During the six months ended June 30, 2018, the Company had proceeds from short-term and long-term debt of $2 billion, partially offset by repayments of short-term and long-term debt for $1.3 billion (see Item B. Liquidity and capital resources—Financings for further details) and $0.2 billion for the share buyback program.
During the six months ended June 30, 2017, the Company used $851 million to early redeem its 9.85% Notes due June 1, 2019 and received proceeds from the European Investment Bank loan of €350 million ($373 million) and $0.3 billion from commercial paper issuances.
Dividends paid to ArcelorMittal shareholders and to non-controlling shareholders in subsidiaries were $101 million and $50 million for the six months ended June 30, 2018, respectively, and nil and $40 million for the six months ended June 30, 2017, respectively.
Earnings distribution

On May 9, 2018 at the annual general meeting of shareholders’, the shareholders approved the Company’s proposed dividend of $0.10 per share. The dividend amounted to $101 million and was paid on June 13, 2018.

Equity
Equity attributable to the equity holders of the parent increased to $40.3 billion at June 30, 2018, compared with $38.8 billion at December 31, 2017, primarily due to the net income attributable to the equity holders of the parent of $3.1 billion offset by a foreign exchange translation reserve loss of $1.5 billion.
Treasury shares
ArcelorMittal held 8.6 million shares in treasury at June 30, 2018, up from 2.0 million shares at December 31, 2017. At June 30, 2018, the number of treasury shares represented 0.84% of the total issued number of ArcelorMittal shares.

C. Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $164 million for the six months ended June 30, 2018 as compared to $128 million for the six months ended June 30, 2017. In addition, the Company capitalized research and development for $17 million and $2 million during the six months June 30, 2018 and 2017, respectively.
D. Trend information
All of the statements in this “Trend information” section are subject to and qualified by the information set forth under the “Cautionary statement regarding forward-looking statements”. See also “—Key factors affecting results of operations” above.
Outlook
The following global apparent steel consumption (“ASC”) figures reflect the Company’s latest 2018 estimates. Market conditions remain favorable; the demand environment remains positive (as evidenced by the continued readings from the ArcelorMittal weighted PMI which signal an expansion in demand) and together with the benefits of structural supply side reform is supporting healthy steel spreads.
Based on year-to-date growth and the current economic outlook, ArcelorMittal expects global ASC to grow further in 2018 by between 2.0% to 3.0% (up from previous expectation of 1.5% to 2.5% growth). By region: ASC in the U.S. is expected to grow 2.0% to 3.0% in 2018 (up from previous expectation of 1.5% to 2.5%) driven by demand in machinery and construction. In Europe, the strength in machinery and construction end markets is now expected to support ASC growth of between 2.0% to 3.0% in 2018 (up from previous expectation of 1.0% to 2.0% growth). In Brazil, the 2018 ASC forecasts have been slightly moderated to growth in the range of 5.5% to 6.5% (from previous expectation of 6.5% to 7.5% growth) to reflect the impacts of the nationwide truck strike and more cautious sentiment ahead of the elections. In the CIS, ASC is still expected to grow by 2.0% to 3.0% in 2018 reflecting strong consumption, particularly a rebound in auto sales and production in Russia. Overall, World ex-China ASC is still expected to grow by approximately 3.0% to 4.0% in 2018. In China, overall demand is expected to now grow by between 1.0% to 2.0% in 2018 (up from previous expectation of a decline of 0.5% to growth of 0.5%), as real estate demand continues to surprise on the upside and ongoing robust machinery and automotive demand, partially offset by a slowdown in infrastructure.
The Company now expects that cash needs of the business (consisting of capital expenditures, cash paid for interest and other cash payments primarily for taxes, and excluding for these purposes operating working capital) will total approximately $5.8 billion in 2018, an increase from the $5.6 billion previous estimate. The main changes to this guidance are as follows: capital expenditures are now expected to total $3.7 billion, a decrease from $3.8 billion previously, largely reflecting the delayed completion of the Ilva acquisition; net interest is expected to remain at $0.6 billion consistent with previous guidance reflecting the benefits of liability management exercises completed in 2017; other cash needs, primarily for taxes, are expected to total $1.5 billion, an increase from the previous guidance of $1.2 billion, due to expected higher cash payments for taxes excluding a $0.2 billion litigation expense.
Working capital requirements for 2018 are expected to be driven by market conditions, in particular by how prices evolve over the rest of the year.
Deleveraging remains the Company’s priority and in the absence of further working capital investment the progress towards $6 billion net debt target is expected to accelerate. The Company will continue to invest in opportunities that will enhance future returns. By investing in these opportunities with focus and discipline, the cash flow generation potential of the Company is expected to increase. The Company resumed dividends to shareholders in May 2018 and completed a share buyback for $0.2 billion of shares in March 2018. The Company is committed to increase shareholder returns once its net debt target is achieved.
E. Off-balance sheet arrangements
As of June 30, 2018, the Company had no off-balance sheet arrangements that have, or are reasonably likely to have, a material effect on its financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Recent developments

•
During the first half of 2018, ArcelorMittal completed several financing transactions. Please refer to the "Business overview - Liquidity and capital resources" and "Business overview - Financings" of this report for a summary of these transactions and changes in the Company's credit ratings.

•
On May 16, 2018, the extraordinary general meeting of shareholders of ArcelorMittal held in Luxembourg approved the resolution on the agenda to change the currency of the share capital from euro to U.S. dollar.

•
On April 13, 2018, ArcelorMittal announced that, as part of the ongoing European Commission ("EC") review into its acquisition of Ilva, it submitted a proposed divestment package to the EC to address concerns the EC raised during its review. The divestment package includes the following assets:

◦	ArcelorMittal Piombino, the Company's only galvanized steel plant in Italy;

◦	ArcelorMittal Galati, Romania;

◦	ArcelorMittal Skopje, North Macedonia;

◦	ArcelorMittal Ostrava, Czech Republic;

◦	ArcelorMittal Dudelange, Luxembourg; and

◦	HDG lines 4 and 5 in Flémalle; hot-rolled pickling, cold rolling and tin packaging lines in Tilleur, all of which are in Liège, Belgium.

On May 7, 2018, ArcelorMittal announced that it had been granted merger clearance by the EC for AM InvestCo Italy S.r.l. ("AM InvestCo")’s proposed acquisition of Ilva S.p.A ("Ilva"), on the basis of the Company's committed divestment package.

In late June 2018, the government-appointed trustees overseeing the insolvency liquidation of Ilva extended the deadline for the fulfillment of all the conditions precedent to the completion of ArcelorMittal’s contract with the Italian government for the lease and subsequent purchase of Ilva's assets to September 15, 2018. ArcelorMittal is committed to the rehabilitation of Ilva, in particular addressing its environmental, social and industrial challenges to reposition Ilva as one of Europe's premier steel facilities. The Company expects to close the transaction in the third quarter of 2018. See note 3 and 5 to the condensed consolidated financial statements within this report for further details.

•
In February 2018, the Brazilian antitrust authority ("CADE") approved the acquisition, by ArcelorMittal of Votorantim Siderurgia. The closing of the transaction occurred on April 1, 2018, Votorantim Siderurgia, under the new corporate name of ArcelorMittal Sul Fluminense, became a subsidiary of ArcelorMittal Brasil. The combination of the businesses will result in a long product steel producer with annual crude steel capacity of 5.1 million metric tonnes. CADE’s approval was subject to the fulfillment of certain divestment commitments: ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some wire drawing equipment, which was completed in early May 2018. This acquisition aims to create value through cost, logistical and operational synergies totaling approximately $110 million per annum. See note 3 to the condensed consolidated financial statements within this report for further details.

•	On March 26, 2018, ArcelorMittal completed its share buyback program. ArcelorMittal repurchased 7 million shares for a total value €184 million ($226 million) at an average price per share of €26.34.

•
On March 5, 2018, ArcelorMittal announced that Aditya Mittal, CFO of ArcelorMittal and CEO of ArcelorMittal Europe, was appointed as President, ArcelorMittal, in addition to his current responsibilities. This nomination reflects the increasing global strategic role Aditya Mittal has across the group, supporting the Chairman and CEO, Mr Lakshmi Mittal. As President and CFO, he will continue to report to the Chairman and CEO. Together, Mr Mittal and Aditya Mittal comprise the CEO office.

•
On February 12, 2018, the Company’s subsidiary ArcelorMittal India Private Limited submitted a competitive resolution plan for Essar Steel India Limited ("Essar Steel"). The resolution plan set out a detailed industrial plan for Essar Steel aimed at improving its performance and profitability and ensuring it can participate in the anticipated growth of steel demand in India. On March 2, 2018, ArcelorMittal signed a joint venture formation agreement with Nippon Steel & Sumitomo Metal Corporation in relation to its offer to acquire Essar Steel. On April 2, 2018, ArcelorMittal announced it had submitted an offer in the re-bidding process for Essar Steel in connection with its joint venture with Nippon Steel & Sumitomo Metal Corporation. The offer has faced various legal challenges at the National Company Law Tribunal, and more recently at the National Company Law Appellate Tribunal ("NCLAT"). The NCLAT hearing concluded on July 18, 2018, and a ruling is expected in August, which should provide further clarity on the Essar Steel insolvency process. The process to restore Essar Steel would involve a multi-staged approach: initial steps would be to stabilize the operations and increase production from the current 5.6 million tonnes per annum level to 8.5 million tonnes per annum in the medium-term and ultimately have long-term aspirations to produce between 15-20 million tonnes per annum.

Legal proceedings

ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 1 to the condensed consolidated financial statements included in this report. Please refer to note 13 to the condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 8.2 to the consolidated financial statements in the Company’s 2017 Annual Report on Form 20-F.

Corporate governance

Please refer to the “Corporate Governance” section of the Company’s 2017 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of the present section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2017 and June 30, 2018.

Annual general meeting of shareholders held on May 9, 2018

Equity-based compensation

The May 9, 2018 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 1.5 million of the Company’s fully paid-up ordinary shares (the “2018 Cap”) and to adopt any rules or measures to implement the CEO Office Performance Share Unit Plan (the “CEO Office PSU Plan”) and other retention plan based grants below the level of the CEO Office that the Board of Directors may at its discretion consider appropriate. In addition, it authorized the Board of Directors to decide and implement any increase of the 2018 Cap by the additional number of shares of the Company necessary to preserve the rights of the grantees of PSUs in the event of a transaction impacting the Company's share capital. Such authorization is valid until the annual general meeting of shareholders to be held in 2019.
The Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) of the Company (jointly, the “CEO Office”) will be eligible for PSU grants under the CEO Office PSU Plan. The CEO Office PSU Plan is designed to enhance the long-term performance of the Company and align the members of the CEO Office to the Company’s objectives. The CEO Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the CEO Office PSU Plan is to be an effective performance-enhancing scheme based on the achievement of ArcelorMittal’s strategy aimed at creating measurable long-term shareholder value.
The Appointments Remuneration and Corporate Governance Committee, which is comprised of three independent directors, reviews the allocation of PSUs to the CEO Office, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors.

Please refer to the 2017 Annual Report on Form 20-F for an explanatory presentation, including a description of the performance targets applicable to each PSU grant.

Board of Directors

Mrs. Karyn Ovelmen and Mr. Tye Burt were re-elected as directors at the May 9, 2018 annual general meeting of shareholders, each of them for a three-year term that will automatically expire at the annual general meeting of shareholders to be held in 2021.
The Board of Directors is composed of nine directors, of whom eight are non-executive directors and five are independent directors. The nine directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Bruno Lafont, Mr. Jeannot Krecké, Mr. Tye Burt, Mrs. Suzanne Nimocks, Mr. Michel Wurth, Mrs. Karyn Ovelmen and Mr. Karel de Gucht. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Jeannot Krecké and Mr. Michel Wurth. The Board of Directors comprises one executive director: Mr. Lakshmi N. Mittal, the Chairman and Chief Executive Officer of the Company. None of the members of the Board of Directors, including the executive director, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2017 Annual Report on Form 20-F of the Company available on www.arcelormittal.com.
Extraordinary general meeting of shareholders held on May 16, 2018

The May 16, 2018 extraordinary general meeting of the Company’s shareholders approved the sole resolution on the agenda:

i.
Change the currency of the share capital of the Company from euro into U.S. Dollar and to amend articles 5.1, 5.2 and the second paragraph of article 17 of the articles of association of the Company accordingly.

Share buyback

The share buyback authorization approved by the annual general meeting of shareholders in May 2010 was cancelled by a resolution of the general meeting of shareholders on May 5, 2015. The share buyback authorization approved by the annual general meeting of shareholders on May 5, 2015 will remain valid for a five-year period, i.e., until May 5, 2020, or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the five-year period.

The maximum number of shares that may be held or acquired is the maximum allowed by the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Law”), in such manner that the accounting par value of the Company’s shares held by the Company do not in any event exceed 10% of the Company’s issued share capital.
The maximum number of own shares that the Company may hold at any time directly or indirectly may not have the effect of reducing its net assets ("actif net") below the amount mentioned in paragraphs 1 and 2 of Article 461-2 (formerly 72-1) of the Law.
The purchase price per share to be paid shall not represent more than 110% of the trading price of the shares on the markets where the Company is listed, and no less than one cent.
For off-market transactions, the maximum purchase price shall be 110% of the reference price on the Euronext markets where the Company is listed. The reference price will be deemed to be the average of the final listing prices per share on these markets during thirty (30) consecutive days on which these markets are open for trading preceding the three trading days prior to the date of purchase. In the event of a share capital increase by incorporation of reserves or issue premiums and the free allotment of shares, as well as in the event of the division or regrouping of the shares, the purchase price indicated above shall be adjusted by a multiplying coefficient equal to the ratio between the number of shares comprising the issued share capital prior to the transaction and such number following the transaction.
All powers were granted to the Board of Directors, with the power to delegate, to effectuate the implementation of this authorization.

On March 26, 2018, ArcelorMittal completed a share buyback program under the authorization described above. ArcelorMittal repurchased 7 million shares for a value of €184 million (equivalent $226 million) at an average price per share of €26.34 purchased over two periods (March 13, 2018 to March 16, 2018 and March 19, 2018 to March 23, 2018). Additional details are available on ArcelorMittal’s website at http://corporate.arcelormittal.com/investors/equity-investors/sharebuyback.

Cautionary statement regarding forward-looking statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Exhibit Index

Exhibit Number	Description
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 3, 2018

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary

ArcelorMittal
Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2018

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of financial position
(in millions of U.S. dollars)
(unaudited)

	June 30, 2018	December 31, 2017
ASSETS
Current assets:
Cash and cash equivalents	2,943	2,574
Restricted cash	157	212
Trade accounts receivable and other (including 419 and 406 from related parties at June 30, 2018 and December 31, 2017, respectively)	4,839	3,863
Inventories (note 4)	17,745	17,986
Prepaid expenses and other current assets	2,802	1,931
Assets held for sale (note 5)	2,943	179
Total current assets	31,429	26,745

Non-current assets:
Goodwill and intangible assets	5,451	5,737
Property, plant and equipment and biological assets	34,290	36,971
Investments in associates and joint ventures (note 2 and 5)	4,711	5,084
Other investments	1,247	1,471
Deferred tax assets	7,496	7,055
Other assets	2,340	2,234
Total non-current assets	55,535	58,552
Total assets	86,964	85,297

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 8)	4,556	2,785
Trade accounts payable and other (including 189 and 260 to related parties at June 30, 2018 and December 31, 2017, respectively)	12,418	13,428
Short-term provisions (note 10)	491	410
Accrued expenses and other liabilities	4,090	4,505
Income tax liabilities	312	232
Liabilities held for sale (note 5)	846	50
Total current liabilities	22,713	21,410

Non-current liabilities:
Long-term debt, net of current portion (note 8)	8,963	10,143
Deferred tax liabilities	2,506	2,684
Deferred employee benefits	7,408	7,630
Long-term provisions (note 10)	1,652	1,612
Other long-term obligations	1,387	963
Total non-current liabilities	21,916	23,032
Total liabilities	44,629	44,442

Commitments and contingencies (note 12 and note 13)

Equity (note 6):
Equity attributable to the equity holders of the parent	40,320	38,789
Non-controlling interests	2,015	2,066
Total equity	42,335	40,855
Total liabilities and equity	86,964	85,297

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of operations
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Six months ended June 30,
	2018	2017
Sales (including 4,234 and 3,588 of sales to related parties for the six months ended, June 30, 2018 and June 30, 2017, respectively)	39,184	33,330
Cost of sales (including depreciation and impairment of 1,509 and 1,377 and purchases from related parties of 518 and 491 for the six months ended June 30, 2018 and June 30, 2017, respectively)	33,921	29,219
Gross margin	5,263	4,111
Selling, general and administrative expenses	1,333	1,145
Operating income	3,930	2,966
Income from investments in associates, joint ventures and other investments (note 2 and 5)	242	206
Financing costs - net (note 8 and note 9)	(887)	(353)
Income before taxes	3,285	2,819
Income tax expense (note 7)	(184)	(480)
Net income (including non-controlling interests)	3,101	2,339

Net income attributable to:
Equity holders of the parent	3,057	2,324
Non-controlling interests	44	15
Net income (including non-controlling interests)	3,101	2,339

Earnings per common share (in U.S. dollars):
Basic	3.01	2.28
Diluted	2.99	2.27

Weighted average common shares outstanding (in millions):
Basic	1,016	1,020
Diluted	1,021	1,023

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2018		2017
Net income (including non-controlling interests)		3,101		2,339

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
Gain (loss) arising during the period	313		(322)
Reclassification adjustments for loss (gain) included in the condensed consolidated statements of operations	200		(56)
	513		(378)
Exchange differences arising on translation of foreign operations:
(Loss) gain arising during the period	(1,443)		1,426
Reclassification adjustments for gain included in the condensed consolidated statements of operations	(15)		(21)
	(1,458)		1,405

Share of other comprehensive income related to associates and joint ventures:
(Loss) gain arising during the period	(161)		204
Reclassification adjustments for loss (gain) included in the condensed consolidated statements of operations	17		(23)
	(144)		181

Income tax (expense) benefit related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(86)		162

Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
(Loss) gain arising during the period	(205)		216
Share of other comprehensive income (loss) related to associates and joint ventures	(7)		—
	(212)		216

Income tax benefit related to components of other comprehensive income that cannot be recycled to the condensed consolidated statements of operations	150		—

Total other comprehensive (loss) income	(1,237)		1,586

Total other comprehensive (loss) income attributable to:
Equity holders of the parent	(1,195)		1,546
Non-controlling interests	(42)		40

		(1,237)		1,586
Total comprehensive income		1,864		3,925
Total comprehensive income attributable to:
Equity holders of the parent		1,862		3,870
Non-controlling interests		2		55
Total comprehensive income		1,864		3,925
The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of changes in equity
(in millions of U.S. dollars, except share data)
(unaudited)

						Reserves
						Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2016	1,020	401	(371)	34,826	16,049	(16,544)	142	322	(4,690)	30,135	2,190	32,325
Net income (including non-controlling interests)	—	—	—	—	2,324	—	—	—	—	2,324	15	2,339
Other comprehensive income (loss)	—	—	—	—	—	1,610	(283)	219	—	1,546	40	1,586
Total comprehensive income (loss)	—	—	—	—	2,324	1,610	(283)	219	—	3,870	55	3,925
Recognition of share-based payments	—	—	3	15	—	—	—	—	—	18	—	18
Dividend	—	—	—	—	—	—	—	—	—	—	(49)	(49)
Non-controlling interests on acquisition of Sumaré	—	—	—	—	—	—	—	—	—	—	29	29
Other movements	—	—	—	—	4	—	—	—	—	4	—	4
Balance at June 30, 2017	1,020	401	(368)	34,841	18,377	(14,934)	(141)	541	(4,690)	34,027	2,225	36,252

Balance at December 31, 2017	1,020	401	(362)	34,848	20,635	(13,942)	(93)	823	(3,521)	38,789	2,066	40,855
Net income (including non-controlling interests)	—	—	—	—	3,057	—	—	—	—	3,057	44	3,101
Other comprehensive income (loss)	—	—	—	—	—	(1,496)	363	(212)	150	(1,195)	(42)	(1,237)
Total comprehensive income (loss)	—	—	—	—	3,057	(1,496)	363	(212)	150	1,862	2	1,864
Recognition of share-based payments	—	—	11	6	—	—	—	—	—	17	—	17
Dividend	—	—	—	—	(101)	—	—	—	—	(101)	(53)	(154)
Share buyback (see note 6)	(7)	—	(226)	—	—	—	—	—	—	(226)	—	(226)
Change in share capital currency (see note 6)	—	(37)	—	37	—	—	—	—	—	—	—	—
Other movements	—	—	—	—	(21)	—	—	—	—	(21)	—	(21)
Balance at June 30, 2018	1,013	364	(577)	34,891	23,570	(15,438)	270	611	(3,371)	40,320	2,015	42,335

1.	Excludes treasury shares

2.	In millions of shares

The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES

Condensed consolidated statements of cash flows
(in millions of U.S. dollars)
(unaudited)

	Six months ended June 30,
	2018	2017
Operating activities:
Net income (including non-controlling interests)	3,101	2,339

Adjustments to reconcile net income to net cash provided by operations:
Depreciation and impairment	1,509	1,377
Interest expense	356	455
Interest income	(33)	(25)
Income tax expense (note 7)	184	480
Income from associates, joint ventures and other investments	(242)	(206)
Provisions for labor agreements and separation plans	226	254
Change in fair value adjustment on call option on Mandatory Convertible Bonds (note 9)	(56)	(308)
Foreign exchange effects, write-downs (reversals) of inventories to net realizable value, provisions and other non-cash operating expenses (net)	646	135

Changes in assets and liabilities that provided (required) cash:
Interest paid	(419)	(504)
Interest received	36	31
Cash contributions to plan assets and benefits paid for pensions and OPEB	(242)	(173)
VAT and other amounts recoverable from public authorities	(87)	(25)
Dividends received from associates, joint ventures and other investments	251	146
Taxes paid	(267)	(110)
Working capital, provision movements and other liabilities (note 4)	(3,571)	(2,951)
Net cash provided by operating activities	1,392	915

Investing activities:
Purchase of property, plant and equipment and intangibles	(1,368)	(1,146)
Disposal (acquisition) of net assets of subsidiaries, net of cash acquired of 11 and 292 for the six months ended June 30, 2018 and June 30, 2017, respectively (note 3, 5)	58	(19)
Other investing activities (net)	78	(171)
Net cash used in investing activities	(1,232)	(1,336)

Financing activities:
Proceeds from short-term and long-term debt	2,020	1,126
Payments of short-term and long-term debt	(1,283)	(1,109)
Share buyback (note 6)	(226)	—
Dividends paid (note 6)	(151)	(40)
Other financing activities (net)	(41)	(55)
Net cash provided by (used in) financing activities	319	(78)

Net increase (decrease) in cash and cash equivalents	479	(499)
Effect of exchange rate changes on cash	(87)	33
Cash and cash equivalents:
At the beginning of the period	2,574	2,501
Reclassification of the period-end cash and cash equivalents (to) from assets held for sale	(23)	13
At the end of the period	2,943	2,048
The accompanying notes are an integral part of these condensed consolidated financial statements.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the condensed consolidated financial statements
The condensed consolidated financial statements of ArcelorMittal and its Subsidiaries (“ArcelorMittal” or the “Company”) as of June 30, 2018 and for the six months then ended (the “Interim Financial Statements”) have been prepared in accordance with International Accounting Standard (“IAS”) No. 34, “Interim Financial Reporting”. They should be read in conjunction with the annual consolidated financial statements and the notes thereto in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Interim Financial Statements are unaudited and were authorized for issuance on August 3, 2018 by the Company’s Board of Directors.
Significant accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments at fair value through other comprehensive income ("FVOCI") (formerly, available-for-sale investments), derivative financial instruments and certain assets and liabilities held for sale, which are measured at fair value less cost to sell, inventories, which are measured at the lower of net realizable value or cost and the financial statements of the Company’s Venezuelan operations, for which hyperinflationary accounting is applied. Argentina has been defined as a hyperinflationary economy in July 2018, based on qualitative indicators and the relevant inflation indices in excess of 100%. The Company is currently assessing the impact of applying hyperinflationary accounting to its Argentinian operations which will be effective July 1, 2018. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2017. The Company has adopted IFRS 9 “Financial Instruments” as of January 1, 2018, which has been applied retrospectively, except for hedge accounting which has been applied prospectively. This resulted in a change in accounting for unrealized gains and losses of investments in equity instruments at FVOCI which are no longer recycled to the consolidated statements of operations upon disposal. Additionally, the Company adopted IFRS 15 “Revenue from Contracts with Customers” as of January 1, 2018, which has been applied retrospectively. The effect of applying these standards did not materially impact the Company, except for the impact on the disclosures.

The amendments to IFRS 2 “Share-based Payment”, IFRS 4 “Insurance Contracts”, and IFRIC 22 “Foreign Currency Transactions and Advance Consideration” effective as of January 1, 2018, did not have a material effect on the Company’s condensed consolidated financial statements.

Revised revenue recognition policies following the adoption of IFRS 15 “Revenue from Contracts with Customers”

The Company’s revenue is derived from the single performance obligation to transfer primarily steel and mining products under arrangements in which the transfer of control of the products and the fulfillment of the Company’s performance obligation occur at the same time. Revenue from the sale of goods is recognized when the Company has transferred control of the goods to the buyer and the buyer obtains the benefits from the goods, the potential cash flows and the amount of revenue (the transaction price) can be measured reliably, and it is probable that the Company will collect the consideration to which it is entitled to in exchange for the goods.

Whether the customer has obtained control over the asset depends on when the goods are made available to the carrier or the buyer takes possession of the goods, depending on the delivery terms. For the Company’s steel producing operations, generally the criteria to recognize revenue has been met when its products are delivered to its customers or to a carrier who will transport the goods to its customers, this is the point in time when the Company has completed its performance obligations. Revenue is measured at the transaction price of the consideration received or receivable, the amount the Company expects to be entitled to.

Additionally, the Company identifies when material has left its plants, not when the customer receives the goods. Therefore, the Company estimates, based on its historical experience, the amount of goods in-transit when the transfer of control occurs at the destination and defers the revenue recognition.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The Company’s products must meet customer specifications. A certain portion of the Company’s products are returned or have claims filed against the sale because the products contained quality defects or other problems. Claims may be either of the following:

- Product Rejection - Product shipped and billed to an end customer that did not meet previously agreed customer specifications. Claims typically result from physical defects in the material, material shipped to the wrong location, material produced to incorrect specifications and material shipped outside acceptable time parameters.

- Consequential Damages - Damages reported by the customer not directly related to the delivered value of the rejected material (for example: customer processing cost or mill down time, sampling, storage, sorting, administrative cost, replacement cost, etc.).

The Company estimates the variable consideration for such claims using the expected value method and reduces the amount of revenue recognized.

Periodically, the Company enters into volume or other rebate programs where once a certain volume or other conditions are met, it refunds the customer some portion of the amounts previously billed or paid. For such arrangements, the Company only recognizes revenue for the amounts it ultimately expects to realize from the customer. The Company estimates the variable consideration for these programs using the most likely amount method or the expected value method, whichever approach best predicts the amount of the consideration based on the terms of the contract and available information and updates its estimates each reporting period.

The Company’s payment terms range from 30 to 60 days from date of delivery, depending on the market and product sold. The Company has applied the practical expedient in IFRS 15 and not disclosed its remaining performance obligations as the Company’s contracts have an original expected duration of one year or less.

Use of judgment and estimates

The preparation of condensed consolidated financial statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

NOTE 2 – INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
In January 2018, China Oriental Group Company Limited (“China Oriental”), a Chinese integrated iron and steel producer listed on the Hong Kong Stock Exchange (“HKEx”) in which ArcelorMittal held a 39% interest, issued 192 million new shares to fulfill its obligations under its share-based compensation plans. As a result, ArcelorMittal’s interest in China Oriental decreased to 37%. As a result, ArcelorMittal recorded a loss of 20 upon dilution partially offset by a gain of 8 following the recycling of accumulated foreign exchange translation gains in income from investments in associates, joint ventures and other investments.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 3 – ACQUISITIONS
Ilva
On June 28, 2017, AM InvestCo Italy S.r.l. ("AM InvestCo"), a consortium formed by ArcelorMittal and Marcegaglia with respective interests of 85% and 15%, signed a lease agreement with the Italian Government with an obligation to purchase Ilva S.p.A. and certain of its subsidiaries (“Ilva”). Intesa Sanpaolo will formally join the consortium before the transaction closing. Ilva is Europe’s largest single steel site and only integrated steelmaker in Italy with its main production facility based in Taranto. Ilva also has significant steel finishing capacity in Taranto, Novi Ligure and Genova. The purchase price amounts to €1.8 billion subject to certain adjustments, with annual leasing costs of €180 million to be paid in quarterly installments. Ilva’s business units will be initially leased with rental payments qualifying as down payments against the purchase price and will be part of the Europe segment. The lease period is for a minimum of two years. On May 7, 2018, the European Commission approved the proposed transaction subject to the fulfillment of divestment commitments (see note 5) and the exit of Marcegaglia from AM InvestCo. The agreement includes industrial capital expenditure commitments of approximately €1.3 billion ($1.5 billion) over a seven-year period focused on blast furnaces, steel shops and finishing lines, environmental capital expenditure commitments of approximately €0.8 billion ($0.9 billion) and environmental remediation commitments of approximately €0.3 billion ($0.3 billion), the latter of which will be funded with funds seized by the Italian Government from the former shareholder.
On June 26, 2018, the government-appointed trustees overseeing the insolvency liquidation of Ilva extended the deadline for the fulfillment of the conditions precedent to the completion of ArcelorMittal’s contract with the Italian government to September 15, 2018. The Company expects to close the transaction in the third quarter of 2018. It will account for the acquisition as a business combination as the Company will obtain control of the Ilva business units subject to the lease.
Votorantim
On April 1, 2018, ArcelorMittal completed the acquisition of Votorantim Siderurgia (subsequently renamed ArcelorMittal Sul Fluminense "AMSF"), Votorantim S.A.'s long steel business in Brazil pursuant to which Votorantim Siderurgia became a wholly-owned subsidiary of ArcelorMittal Brasil. The combination of ArcelorMittal Brasil's long steel business and AMSF aims to create cost, logistical and operational synergies. The combined operations include ArcelorMittal Brasil’s production sites at Monlevade, Juiz de Fora and Piracicaba, and AMSF’s production sites at Barra Mansa, Resende and its 50% interest in the joint venture Sitrel in Três Lagoas. On February 7, 2018, the Brazilian antitrust authority CADE approved the transaction, conditioned to the fulfillment of divestment commitments by ArcelorMittal Brasil (see note 5). The acquisition was completed through the issuance of preferred shares to Votorantim S.A. representing a 2.99% interest in ArcelorMittal Brasil. Pursuant to the shareholders' agreement, such preferred shares are subject to put and call option arrangements exercisable by Votorantim S.A. and ArcelorMittal Brasil between July 1, 2019 and December 31, 2022 and between January 1, 2023 and December 31, 2024, respectively. The Company determined that it has a present ownership interest in the preferred shares subject to the put option. Accordingly, it recognized at acquisition date a 328 financial liability at amortized cost and measured at the present value of the redemption amount. Following the recent closing of the transaction, the acquisition-date fair value of the identifiable assets and liabilities of AMSF has been determined on a provisional basis as of June 30, 2018, in particular with respect to favorable and unfavorable contracts. Other non-current assets include an 86 indemnification asset towards Votorantim S.A. relating to contingent liabilities of 137 and an 82 investment in Sitrel. Other liabilities include unfavorable contracts for 204. Current assets include cash and receivables for 13 and 141, respectively. The Company expects to complete its accounting during the second half of 2018. Revenue and net loss of AMSF since acquisition date were 138 and 25, respectively. Revenue and net loss of AMSF as though the acquisition date had been as of January 1, 2018 were 327 and 55, respectively. The Company recognized acquisition-related costs of 8 in selling, general and administrative expenses.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The table below summarizes the provisional estimated acquisition-date fair value of the assets acquired and liabilities assumed for AMSF:

AMSF
Property, plant and equipment	613
Other non-current assets	225
Current assets	262
Total assets acquired	1,100
Deferred tax liabilities	45
Interest-bearing liabilities	212
Other liabilities	515
Total liabilities acquired	772
Net assets acquired	328
Consideration payable	328
Goodwill	—

NOTE 4 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2018 and December 31, 2017, is comprised of the following:

	June 30, 2018	December 31, 2017
Finished products	6,499	6,321
Production in process	3,858	4,049
Raw materials	5,607	5,883
Manufacturing supplies, spare parts and other [1]	1,781	1,733
Total	17,745	17,986

1.
Manufacturing supplies, spare parts and other consist of spare parts of 1.2 billion and manufacturing and other of 0.6 billion as of June 30, 2018. Manufacturing supplies, spare parts and other consist of spare parts of 1.3 billion and manufacturing and other of 0.4 billion as of December 31, 2017.

The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense was 166 and 196 during the six months ended June 30, 2018 and 2017, respectively.

NOTE 5 – DIVESTMENTS AND ASSETS HELD FOR SALE
Divestments
On February 28, 2018, ArcelorMittal completed the sale of Go Steel Frýdek Místek ("Frýdek Mistek"), for consideration of 49 (net of cash disposed of 1) of which 10 remains outstanding. Fýdek Mistek was part of the Europe segment.
On February 7, 2018, the Brazilian Antitrust Authority (CADE) approved the acquisition of Votorantim subject to divestment commitments (see note 3). Accordingly, in May 2018, ArcelorMittal Brasil disposed of its two production sites Cariacica and Itaúna as well as some wire drawing equipment in Brazil (the “Votorantim remedies”), which were part of the Brazil reportable segment. Prior to the disposal, the Company recorded an impairment charge in cost of sales of 86 to adjust the carrying amount of the disposal group to the sale proceeds of 84 (net of cash disposed of 1) of which 78 remains outstanding. The fair value measurement of these Votorantim remedies was determined using the contract price, a Level 3 unobservable input.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The table below summarizes the significant divestments made in 2018:

	Frýdek Mistek	Votorantim remedies
Other current assets	48	40
Property, plant and equipment	35	48
Total assets	83	88
Current liabilities	31	4
Other long-term liabilities	4	—
Total liabilities	35	4
Total net assets	48	84
% of net assets sold	100%	100%
Total net assets disposed of	48	84
Cash consideration received, net of cash disposed	39	6
Consideration receivable	10	78
Reclassification of foreign exchange translation difference	15	—
Gain on disposal	16	—

Assets held for sale
On May 7, 2018, the European Commission approved the acquisition of Ilva (see note 3). As part of the approval, ArcelorMittal agreed to divest certain of its European assets (“Ilva remedies”) which are part of the Europe reportable segment. Accordingly, at June 30, 2018, the carrying amount of assets and liabilities subject to the Ilva remedies were classified as held for sale.
The table below provides details of the assets and liabilities forming part of the Ilva remedies classified as held for sale after elimination of intra-group balances in the consolidated statements of financial position:

Ilva remedies
Cash and cash equivalents	23
Trade accounts receivable, prepaid expenses and other current assets	237
Inventories	743
Total current assets	1,003
Property, plant and equipment	1,500
Investments	81
Other assets	7
Total non-current assets	1,588
Total Assets	2,591
Trade accounts payable, accrued expenses and other liabilities	610
Total current liabilities	610
Long-term debt	74
Other non-current liabilities	120
Total non-current liabilities	194
Total Liabilities	804

The Ilva remedies are comprised of the following three divestment packages.

The Dudelange and Liège divestment package is composed of ArcelorMittal Dudelange and certain finishing facilities including the hot dipped galvanizing lines 4 and 5 in Flémalle, hot-rolled pickling, cold rolling and tin packaging lines in Tilleur of ArcelorMittal Liège in Belgium.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The Galati divestment package is mainly composed of the integrated steel making site of ArcelorMittal Galati S.A., ArcelorMittal Tubular Products Galati SRL, both in Romania, ArcelorMittal Skopje AD in North Macedonia and ArcelorMittal Piombino S.p.A. in Italy, the Company’s only galvanizing steel plant in Italy.

The Ostrava divestment package is mainly composed of the integrated steel making site of ArcelorMittal Ostrava a.s. and its subsidiaries, ArcelorMittal Tubular Products Ostrava a.s. and the energy production facilities of Tameh Czech.

The Company is evaluating the offers received after June 30, 2018 and is in the early stages of negotiation with potential buyers. It has performed a preliminary analysis of the fair value of each divestment package and expects to complete its negotiations and sign the sale agreements, subject to the approval of the European Commission and acquisition of Ilva, during the second half of 2018.

On May 28, 2018, ArcelorMittal announced the sale of its 50% shareholding in Macsteel International Holdings B.V. (“Macsteel”), a joint venture between Macsteel Holdings Luxembourg S.à r.l. and ArcelorMittal South Africa, which provided the Company with an international network of traders and trading channels including the shipping of steel. Accordingly, at June 30, 2018, the Company classified its shareholding in Macsteel as held for sale and the Company recorded a 132 impairment in income (loss) from investments in associates, joint ventures and other investments to adjust the carrying amount of the investment to the expected sale proceeds. The fair value measurement was determined using the contract price, a Level 3 unobservable input.

NOTE 6 – EQUITY AND NON-CONTROLLING INTERESTS
Authorized shares
At the extraordinary general meeting of shareholders held on May 16, 2018, the shareholders approved the change of currency of the Company's share capital from euro to U.S. dollar. Following this approval, the authorized share capital amounts to 411 represented by 1,151,576,921 ordinary shares without nominal value.
Share capital
As a result of the above mentioned change of currency, the issued share capital amounts to 364 as of June 30, 2018, based on the exchange rate published by the European Central Bank on May 15, 2018. The difference has been transferred to additional paid-in capital. There was no change in the aggregate number of shares issued and fully paid up which continues to amount to 1,021,903,623 as of June 30, 2018 and December 31, 2017.
Dividends
On May 9, 2018 at the annual general meeting of shareholders, the shareholders approved the Company’s dividend of $0.10 per share. The dividend amounted to 101 and was paid on June 13, 2018.
Share buyback
On March 26, 2018, ArcelorMittal completed a share buyback program under the authorization given at the annual general meeting of shareholders held on May 5, 2015. ArcelorMittal repurchased 7 million shares for a total value of €184 million (226) at an average price per share of €26.34 (equivalent to $32.36).
Treasury shares
ArcelorMittal held 8.6 million and 2.0 million treasury shares as of June 30, 2018 and December 31, 2017, respectively.
NOTE 7 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate, which requires management to make its best estimate of annual pre-tax income for the year. During the year, management regularly updates its estimates based on changes in various factors such as geographical mix of operating profit, prices, shipments, product mix, plant operating performance and cost estimates, including labor, raw materials, energy and pension and other post retirement benefits.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The income tax expense was 184 and 480 for the six months ended June 30, 2018 and 2017, respectively. Following the approval of the extraordinary general meeting held on May 16, 2018 to change the share capital of ArcelorMittal S.A. from euro to U.S. dollar (see note 6), the parent company will file consolidated tax returns in U.S. dollars for the main Luxembourg tax integration going forward. The related euro denominated tax losses and deferred tax asset were translated into U.S. dollar effective as of January 1, 2018. Accordingly, the tax expense of 184 for the six months ended June 30, 2018 includes a 603 deferred tax income resulting from the recognition of deferred tax assets with respect to the main Luxembourg tax integration as the revised taxable income projections in U.S. dollar terms reflect a change in the foreign currency exposure of the different income streams.
As a result of the utilization of deferred tax assets relating to tax losses, the Company recognized in other comprehensive income a 150 deferred tax benefit relating to previously unrecognized deferred tax assets in respect of deferred employee benefits.
NOTE 8 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2018	December 31, 2017
Short-term bank loans and other credit facilities including commercial paper[1]	3,430	1,735
Current portion of long-term debt	1,060	976
Lease obligations	66	74
Total	4,556	2,785

1.	The weighted average interest rate on short-term borrowings outstanding was 2.9% and 3.1% as of June 30, 2018 and December 31, 2017, respectively.

Short-term bank loans and other credit facilities include short-term loans, overdrafts and commercial paper.
On May 14, 2018, ArcelorMittal entered into a term facility agreement in the amount of 1 billion. The proceeds are on deposit.
On January 16, 2018, the Company entered into a fully drawn bilateral term loan due July 16, 2018, for an amount of €400 million (466). The bilateral term loan was fully repaid at maturity on July 16, 2018.
In 2014, ArcelorMittal entered into certain short-term committed bilateral credit facilities. The facilities were subsequently extended annually. As of June 30, 2018, the facilities, totaling 0.9 billion, remain fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2018, the outstanding amount was 1,445.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2018	December 31, 2017
Corporate
5.5 billion Revolving Credit Facility - 2.3 billion tranche	2019	Floating		—	—
5.5 billion Revolving Credit Facility - 3.2 billion tranche	2021	Floating		—	—
€500 million Unsecured Notes[2]	2018	Fixed	5.75%	—	400
€400 million Unsecured Notes[3]	2018	Floating	1.70%	—	480
€750 million Unsecured Notes	2019	Fixed	3.00%	873	897
500 Unsecured Notes	2020	Fixed	5.13%	323	323
CHF 225 million Unsecured Notes	2020	Fixed	2.50%	226	230
€600 million Unsecured Notes	2020	Fixed	2.88%	696	715
1.0 billion Unsecured Bonds[4]	2020	Fixed	5.25%	622	622
1.5 billion Unsecured Notes[4]	2021	Fixed	5.50%	753	753
€500 million Unsecured Notes	2021	Fixed	3.00%	580	597
€750 million Unsecured Notes	2022	Fixed	3.13%	871	895
1.1 billion Unsecured Notes[4]	2022	Fixed	6.25%	656	655
€500 million Unsecured Notes	2023	Fixed	0.95%	578	593
500 Unsecured Notes	2025	Fixed	6.13%	497	497
1.5 billion Unsecured Bonds[4]	2039	Fixed	7.00%	1,093	1,092
1.0 billion Unsecured Notes[4]	2041	Fixed	6.75%	619	619
Other loans	2019 - 2021	Fixed	1.25% - 3.46%	50	53
EIB loan	2025	Fixed	1.16%	408	420
Other loans	2019 - 2035	Floating	0.01% - 4.63%	653	672
Total Corporate				9,498	10,513

Americas
Other loans	2019 - 2026	Fixed/Floating	2.05% - 10.00%	108	107
Total Americas				108	107

Europe, Asia & Africa
Other loans	2019 - 2027	Fixed/Floating	0.00% - 5.35%	80	85
Total Europe, Asia & Africa				80	85

Total				9,686	10,705
Less current portion of long-term debt				(1,060)	(976)

Total long-term debt (excluding lease obligations)				8,626	9,729
Lease obligations [5]				337	414
Total long-term debt, net of current portion				8,963	10,143

1.
Rates applicable to balances outstanding at June 30, 2018, including the effect of decreases following upgrades. For debt that has been redeemed in its entirety during first semester 2018, the interest rate refers to the rates at the repayment date. On February 1, 2018, S&P upgraded ArcelorMittal’s credit rating and placed it on stable outlook. On June 22, 2018, Moody's upgraded ArcelorMittal’s credit rating and placed it on stable outlook. On July 13, 2018, Fitch upgraded ArcelorMittal’s credit rating and placed it on stable outlook.

2.	Amount outstanding was repaid at the original maturity, March 29, 2018.

3.	Amount outstanding was repaid at the original maturity, April 9, 2018.

4.	Interest decreased by 0.5% as a result of the upgrade by S&P and Moody's of ArcelorMittal's credit rating on February 1, 2018 and June 22, 2018, respectively.

5.	Net of current portion of 66 and 74 as of June 30, 2018 and December 31, 2017, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Corporate
5.5 billion revolving credit facility
On December 21, 2016, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (“The Facility”). This Facility amends and restates the 6 billion revolving credit facility dated April 30, 2015. The amended agreement incorporates a first tranche of 2.3 billion maturing on December 21, 2019, and a second tranche of 3.2 billion maturing on December 21, 2021, restoring the Facility to the original tenors of 3 years and 5 years. The Facility may be used for general corporate purposes. As of June 30, 2018, the 5.5 billion revolving credit facility remains fully available.
Bonds
On April 9, 2018, at maturity, ArcelorMittal repaid its €400 million (491) Floating Rate Notes.
On March 29, 2018, at maturity, ArcelorMittal repaid the €334 million (411) principle amount that remained outstanding, following the cash tender offers in April 2016, of its €500 million 4.5% unsecured bonds.
European Investment Bank (“EIB”) loan
On December 16, 2016, ArcelorMittal signed a €350 million finance contract with the European Investment Bank in order to finance European research, development and innovation projects over the period 2017-2020 within the European Union, predominantly France, Belgium and Spain, but also in the Czech Republic, Poland, Luxembourg and Romania. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. As of June 30, 2018, €350 million (408) was fully drawn down.
Europe, Asia and Africa
On December 21, 2017, ArcelorMittal Kryvyi Rih entered into a 175 loan agreement with the European Bank for Reconstruction and Development in order to support the upgrade of its production facilities, energy efficiency improvement and environmental impact reduction. The loan agreement also provides for an additional 175 in loan facilities which are currently uncommitted. As of June 30, 2018, the facility remains fully available.
On May 25, 2017, ArcelorMittal South Africa signed a 4.5 billion South African rand revolving borrowing base finance facility maturing on May 25, 2020. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of ArcelorMittal South Africa. The facility is used for general corporate purposes. The facility is not guaranteed by ArcelorMittal. As of June 30, 2018, 2.9 billion South African rand (208) was drawn.
Other
Certain debt agreements of the Company or its subsidiaries contain certain restrictive covenants. Among other things, these covenants limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. Certain of these agreements also require compliance with a financial covenant.
The other loans relate to various debt with banks and public institutions.

Hedge of net investments
As of April 1, 2018, the Company designated a portfolio of euro denominated debt (€5,261 million as of June 30, 2018) as a hedge of certain euro denominated investments (€7,827 million as of June 30, 2018) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
As of June 30, 2018, the Company recognized 369 foreign exchange gains arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments in foreign operations in other comprehensive income within the foreign exchange translation reserve.
NOTE 9 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in interest rates, exchange rates and the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
Fair values versus carrying amounts
The estimated fair values of certain financial instruments have been determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2018.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets at amortized cost	Liabilities at amortized cost	Fair value recognized in profit or loss	Investments in equity instruments at FVOCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	2,943	—	2,943	—	—	—	—
Restricted cash *	157	—	157	—	—	—	—
Trade accounts receivable and other	4,839	—	4,839	—	—	—	—
Inventories	17,745	17,745	—	—	—	—	—
Prepaid expenses and other current assets	2,802	1,516	741	—	—	—	545
Assets held for sale	2,943	2,943	—	—	—	—	—
Total current assets	31,429	22,204	8,680	—	—	—	545

Non-current assets:
Goodwill and intangible assets	5,451	5,451	—	—	—	—	—
Property, plant and equipment and biological assets	34,290	34,266	—	—	24	—	—
Investments in associates and joint ventures	4,711	4,711	—	—	—	—	—
Other investments	1,247	—	—	—	—	1,247	—
Deferred tax assets	7,496	7,496	—	—	—	—	—
Other assets	2,340	346	914	—	—	—	1,080
Total non-current assets	55,535	52,270	914	—	24	1,247	1,080
Total assets	86,964	74,474	9,594	—	24	1,247	1,625

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	4,556	—	—	4,556	—	—	—
Trade accounts payable and other	12,418	—	—	12,418	—	—	—
Short-term provisions	491	477	—	14	—	—	—
Accrued expenses and other liabilities	4,090	1,216	—	2,601	—	—	273
Income tax liabilities	312	312	—	—	—	—	—
Liabilities held for sale	846	846	—	—	—	—	—
Total current liabilities	22,713	2,851	—	19,589	—	—	273

Non-current liabilities:
Long-term debt, net of current portion	8,963	—	—	8,963	—	—	—
Deferred tax liabilities	2,506	2,506	—	—	—	—	—
Deferred employee benefits	7,408	7,408	—	—	—	—	—
Long-term provisions	1,652	1,652	—	—	—	—	—
Other long-term obligations	1,387	404	—	665	—	—	318
Total non-current liabilities	21,916	11,970	—	9,628	—	—	318

Equity:
Equity attributable to the equity holders of the parent	40,320	40,320	—	—	—	—	—
Non-controlling interests	2,015	2,015	—	—	—	—	—
Total equity	42,335	42,335	—	—	—	—	—
Total liabilities and equity	86,964	57,156	—	29,217	—	—	591
*    Restricted cash of 157 includes a cash deposit of 111 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 20 in connection with the mandatory convertible bonds as of June 30, 2018, respectively.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	1,247	—	—	1,247
Derivative financial current assets	—	545	—	545
Derivative financial non-current assets	—	40	1,040	1,080
Total assets at fair value	1,247	585	1,040	2,872
Liabilities at fair value:
Derivative financial current liabilities	—	99	174	273
Derivative financial non-current liabilities	—	138	180	318
Total liabilities at fair value	—	237	354	591

As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	1,444	—	—	1,444
Derivative financial current assets	—	87	—	87
Derivative financial non-current assets	—	5	984	989
Total assets at fair value	1,444	92	984	2,520
Liabilities at fair value:
Derivative financial current liabilities	—	247	78	325
Derivative financial non-current liabilities	—	158	186	344
Total liabilities at fair value	—	405	264	669

Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs. The decrease in the investments in equity instruments at FVOCI is primarily related to the share price evolution of Ereĝli Demir ve Çelik Fabrikalari T.A.S. (“Erdemir”).
Portfolio of derivatives

Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy and emission rights. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.

The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2018 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Foreign exchange rate instruments
Forward purchase of contracts	2,485	118	956	(14)
Forward sale of contracts	869	23	618	(18)
Currency swaps sales	—	—	1,000	(137)
Exchange option purchases	1,393	12	228	(1)
Exchange options sales	1,478	17	225	(2)
Total foreign exchange rate instruments		170		(172)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	160	9	112	(34)
Term contracts purchases	717	406	416	(31)
Options sales/purchases	6	—	14	—
Total raw materials (base metal), freight, energy, emission rights		415		(65)
Total		585		(237)
The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2017 is as follows:

	Assets			Liabilities
	Notional Amount	Fair Value	Average rate[1]	Notional Amount	Fair Value	Average rate[1]
Interest rate swaps - Fixed rate borrowings/loans	6	—	0.98%	6	—	1.01%

Foreign exchange rate instruments
Forward purchase of contracts	586	8		3,939	(140)
Forward sale of contracts	525	17		774	(11)
Currency swaps purchases	—	—		9	(7)
Currency swaps sales	—	—		1,000	(157)
Exchange option purchases	—	—		338	(7)
Exchange options sales	—	—		319	(5)
Total foreign exchange rate instruments		25			(327)

Raw materials (base metal), freight, energy, emission rights
Term contracts sales	20	1		467	(38)
Term contracts purchases	796	65		534	(40)
Option sales/purchases	9	1		—	—
Total raw materials (base metal), freight, energy, emission rights		67			(78)
Total		92			(405)

1.	The average rate is determined for fixed rate instruments on basis of the U.S. dollar and foreign currency rates and for variable rate instruments generally on the basis of Euribor or Libor.

Derivative financial non-currents assets classified as Level 3 refer to the call option on the 1,000 mandatory convertible bonds. The fair valuation of Level 3 derivative instruments is established at each reporting date including an analysis of changes in the fair value measurement since the last period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
ArcelorMittal calculates the fair value of the call option on the 1,000 mandatory convertible bonds through the use of binomial valuation models. Binomial valuation models use an iterative procedure to price options, allowing for the specification of nodes, or points in time, during the time span between the valuation date and the option’s expiration date. In contrast to the Black-Scholes model, which provides a numerical result based on inputs, the binomial model allows for the calculation of the asset and the option for multiple periods along with the range of possible results for each period. Observable input data used in the valuations include zero coupon yield curves, stock market prices, European Central Bank foreign exchange fixing rates and Libor interest rates. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available. Specifically, the Company computes unobservable volatility data based mainly on the movement of stock market prices observable in the active market over 90 working days.
Derivative financial non-current liabilities classified as Level 3 relate to a pellet purchase agreement that contains a special payment that varies according to the price of steel in the United States domestic market (“domestic steel price”). The Company concluded that this payment feature was an embedded derivative not closely related to the host contract. ArcelorMittal establishes the fair valuation of the special payment by comparing the current forecasted domestic steel price to the projected domestic steel price at the inception of the contract. Observable input data includes third-party forecasted domestic steel prices. Unobservable inputs are used to measure fair value to the extent that relevant observable inputs are not available or not consistent with the Company’s views on future prices and refer specifically to domestic steel prices beyond the timeframe of available third-party forecasts. As of March 1, 2018, the Company designated a portion of the embedded derivative as a cash flow hedge of the contractually specified hot-rolled coiled steel index price risk associated with the Company’s forecasted steel sales.
The following table summarizes the reconciliation of the fair value of the call option on the 1,000 mandatory convertible bonds and the fair value of the special payment as of June 30, 2018 and June 30, 2017:

	Call option on 1,000 mandatory convertible bonds	Special payment in pellet purchase agreement
Balance as of December 31, 2016	175	(33)
Change in fair value	308	(11)
Balance as of June 30, 2017	483	(44)
Change in fair value	501	(220)
Balance as of December 31, 2017	984	(264)
Change in fair value [1]	56	(90)
Balance as of June 30, 2018	1,040	(354)

1.
The change in fair value is recorded in "Financing costs - net", except for the portion of the special payment in the pellet purchase agreement designated as a cash flow hedge which are recorded in other comprehensive income.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

NOTE 10 – PROVISIONS
Provisions as of June 30, 2018 and December 31, 2017 are comprised of the following:

	June 30, 2018	December 31, 2017
Environmental	764	815
Asset retirement obligations	431	427
Site restoration	36	40
Staff related obligations	178	183
Voluntary separation plans	49	79
Litigation and contingencies (see note 13)	541	328
Tax claims	119	126
Other legal claims and contingencies	422	202
Commercial agreements and onerous contracts	25	24
Other	119	126
Total	2,143	2,022
Short-term provisions	491	410
Long-term provisions	1,652	1,612
Total	2,143	2,022

At June 30, 2018, other legal claims and contingencies include 137 and 146 for contingent liabilities recognized at acquisition date of AMSF (see note 3) and as a result of the settlement process between the Company and the German Federal Cartel Office (see note 13), respectively.
NOTE 11 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
The Company is organized in five operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the chief operating decision maker “CODM” to make decisions about resources to be allocated to the segment and assess its performance. The Company's CODM is the CEO Office - comprising the Chairman and CEO, Mr. Lakshmi N. Mittal and the President, ArcelorMittal, CFO of ArcelorMittal and CEO of ArcelorMittal Europe, Mr. Aditya Mittal.
These operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:

•
NAFTA represents the flat, long and tubular facilities of the Company located in North America (Canada, United States and Mexico). NAFTA produces flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. NAFTA also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products;

•
Brazil includes the flat operations of Brazil and the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing;

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

•
Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products. In addition, it includes Downstream Solutions, primarily an in-house trading and distribution arm of ArcelorMittal. Downstream Solutions also provides value-added and customized steel solutions through further steel processing to meet specific customer requirements;

•	ACIS produces a combination of flat, long and tubular products. Its facilities are located in Africa and the Commonwealth of Independent States; and

•
Mining comprises all mines owned by ArcelorMittal in the Americas (Canada, United States, Mexico and Brazil), Asia (Kazakhstan), Europe (Ukraine and Bosnia & Herzegovina) and Africa (Liberia). It provides the Company's steel operations with high quality and low-cost iron ore and coal reserves and also sells limited amounts of mineral products to third parties.

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	NAFTA	Brazil	Europe	ACIS	Mining	Others*	Elimination	Total
Six months ended June 30, 2017
Sales to external customers	9,040	3,045	17,192	3,472	548	33	—	33,330
Intersegment sales**	25	399	210	169	1,497	173	(2,473)	—
Operating income (loss)	774	303	1,288	167	594	(134)	(26)	2,966
Depreciation and amortization	256	144	563	152	205	11	—	1,331
Impairment	—	—	—	46	—	—	—	46
Capital expenditures	187	112	500	148	184	17	(2)	1,146
Six months ended June 30, 2018
Sales to external customers	10,057	3,553	21,056	3,944	525	49	—	39,184
Intersegment sales**	51	626	112	265	1,564	132	(2,750)	—
Operating income (loss)	968	584	1,433	602	440	(120)	23	3,930
Depreciation and amortization	263	143	610	158	214	35	—	1,423
Impairment	—	86	—	—	—	—	—	86
Capital expenditures	270	83	539	234	226	16	—	1,368

*    Others include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**    Transactions between segments are reported on the same basis of accounting as transactions with third parties except for certain mining products shipped internally and reported on a cost plus basis.
The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2018	2017
Operating income	3,930	2,966
Income from investments in associates, joint ventures and other investments	242	206
Financing costs - net	(887)	(353)
Income before taxes	3,285	2,819
Income tax expense	(184)	(480)
Net income (including non-controlling interests)	3,101	2,339

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2018	2017
Americas
United States	8,052	7,277
Brazil	2,388	1,889
Canada	1,707	1,520
Mexico	1,059	1,089
Argentina	580	559
Others Americas	648	465
Total Americas	14,434	12,799

Europe
Germany	3,527	2,828
France	2,399	2,076
Poland	2,387	1,758
Spain	2,343	1,798
Italy	1,675	1,371
Turkey	941	825
Czech Republic	935	720
United Kingdom	756	670
Belgium	673	521
Russia	656	637
Netherlands	614	569
Romania	354	300
Others Europe	2,954	2,353
Total Europe	20,214	16,426

Asia & Africa
South Africa	1,555	1,256
Morocco	334	278
Egypt	104	85
Rest of Africa	549	493
China	311	329
Kazakhstan	275	182
South Korea	173	157
India	54	95
Rest of Asia	1,181	1,230
Total Asia & Africa	4,536	4,105

Total	39,184	33,330

The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Product segmentation
Sales (by products)

	Six months ended June 30,
	2018	2017
Flat products	24,136	21,360
Long products	8,160	6,274
Tubular products	1,104	873
Mining products	525	548
Others	5,259	4,275
Total	39,184	33,330

Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2018 and 2017, respectively:

Six months ended June 30, 2018	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	9,684	3,336	19,204	3,561	—	—	35,785
Non-steel sales	70	23	412	104	508	—	1,117
By-product sales	61	50	485	99	—	—	695
Other sales	242	144	955	180	17	49	1,587
Total	10,057	3,553	21,056	3,944	525	49	39,184

Six months ended June 30, 2017	NAFTA	Brazil	Europe	ACIS	Mining	Others	Total
Steel sales	8,714	2,850	15,716	3,164	—	—	30,444
Non-steel sales	44	27	313	90	533	—	1,007
By-product sales	49	40	346	69	—	—	504
Other sales	233	128	817	149	15	33	1,375
Total	9,040	3,045	17,192	3,472	548	33	33,330

The non-steel sales are mainly comprised of the sale of iron ore, coal and scrap.

NOTE 12 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2018	December 31, 2017
Purchase commitments	25,230	24,734
Guarantees, pledges and other collateral	4,876	5,021
Non-cancellable operating leases	1,177	1,311
Capital expenditure commitments	743	878
Other commitments	1,270	1,206
Total	33,296	33,150

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Purchase commitments
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Purchase commitments include commitments given to associates for 447 and 520 as of June 30, 2018 and December 31, 2017, respectively. Purchase commitments include commitments given to joint ventures for 2,141 and 1,550 as of June 30, 2018 and December 31, 2017, respectively. Commitments given to joint ventures include 1,334 and 1,481 related to purchase of the output from Tameh as of June 30, 2018 and December 31, 2017, respectively as well as purchase commitments of 750 related to Enerfos as of June 30, 2018.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 220 and 266 as of June 30, 2018 and December 31, 2017, respectively. Additionally, 11 and 13 were related to guarantees given on behalf of associates and guarantees of 989 and 1,022 were given on behalf of joint ventures as of June 30, 2018 and December 31, 2017, respectively. Guarantees given on behalf of joint ventures include 377 and 406 for the guarantee issued on behalf of Calvert and 399 and 382 for the guarantees issued on behalf of Al Jubail as of June 30, 2018 and December 31, 2017, respectively.
Pledges and other collateral mainly relate to inventories and receivables pledged to secure the South African rand revolving borrowing base finance facility for the amount drawn of 208, ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 134 and mortgages entered into by the Company’s operating subsidiaries. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 392 and 419 commitments given on behalf of associates as of June 30, 2018 and December 31, 2017 and 155 and 164 commitments given on behalf of joint ventures as of June 30, 2018 and December 31, 2017, respectively.
Non-cancellable operating leases
Non-cancellable operating leases mainly relate to commitments for the long-term use of various facilities, land and equipment belonging to third parties.
Capital expenditure commitments
Capital expenditure commitments mainly relate to commitments associated with investments in expansion and improvement projects by various subsidiaries.
Other commitments
Other commitments given comprise mainly commitments incurred for gas supply to electricity suppliers.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell natural gas and electricity for 322 and 286 as of June 30, 2018 and December 31, 2017, respectively.
NOTE 13 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 8.2 to the consolidated financial statements for the year ended December 31, 2017.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company's consolidated financial statements for the year ended December 31, 2017.
Tax claims
Brazil
In 2003, the Brazilian Federal Revenue Service granted ArcelorMittal Brasil (through its predecessor company, then known as CST) a tax benefit for certain investments. ArcelorMittal Brasil had received certificates from SUDENE, the former Agency for the Development of the Northeast Region of Brazil, confirming ArcelorMittal Brasil's entitlement to this benefit. In September 2004, ArcelorMittal Brasil was notified of the annulment of these certificates. ArcelorMittal Brasil has pursued its right to this tax benefit through the courts against both ADENE, the successor to SUDENE, and against the Brazilian Federal Revenue Service. The Brazilian Federal Revenue Service issued a tax assessment in this regard for 451 in December 2007. In December 2008, the administrative tribunal of first instance upheld the amount of the assessment. ArcelorMittal Brasil appealed to the administrative tribunal of second instance, and, on August 8, 2012, the administrative tribunal of the second instance found in favor of ArcelorMittal invalidating the tax assessment, thereby ending this case except for 5, which is still pending a final decision. On April 16, 2011, ArcelorMittal Brasil received a further tax assessment for the periods of March, June and September 2007, which, taking into account interest and currency fluctuations, amounted to 185 as of December 31, 2017. In October 2011, the administrative tribunal of first instance upheld the tax assessment received by ArcelorMittal Brasil on April 16, 2011, but decided that no penalty (amounting to 77 at that time) was due. Both parties have filed an appeal with the administrative tribunal of second instance. In February 2018, the administrative tribunal of second instance found in favor of ArcelorMittal Brasil and, in June 2018, the Federal Revenue Service filed an appeal with the administrative tribunal of the third instance.
In 2011, ArcelorMittal Brasil (at the time SOL Coqueria Tubarão S.A.) received 21 tax assessments from the Revenue Service of the State of Espirito Santo for ICMS (a value-added tax) in the total amount of 34 relating to a tax incentive (INVEST) it used. The dispute concerns the definition of fixed assets. In August 2015, the administrative tribunal of first instance upheld 21 of the tax assessments, while also issuing decisions partially favorable to ArcelorMittal Brasil in two of the cases. In September 2015, ArcelorMittal Brasil filed appeals with respect to each of the administrative tribunal’s decisions. As of December 31, 2017, there have been final unfavorable decisions at the administrative tribunal level in 15 of the 21 cases, each of which ArcelorMittal Brasil appealed to the judicial instance. In March 2018, the administrative tribunal of third instance found in favor of ArcelorMittal Brasil sending the six other cases back to the administrative tribunal of second instance.
In 2011, ArcelorMittal Brasil received a tax assessment for corporate income tax (known as IRPJ) and social contributions on net profits (known as CSL) in relation to (i) the amortization of goodwill on the acquisition of Mendes Júnior Siderurgia (for the 2006 and 2007 fiscal years), (ii) the amortization of goodwill arising from the mandatory tender offer (MTO) made by ArcelorMittal to minority shareholders of Arcelor Brasil following the two-step merger of Arcelor and Mittal Steel N.V. (for the

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

2007 tax year), (iii) expenses related to pre-export financing used to finance the MTO, which were deemed by the tax authorities to be unnecessary for ArcelorMittal Brasil since the expenses were incurred to buy shares of its own company and (iv) CSL over profits of controlled companies in Argentina and Costa Rica. The amount claimed totals 516. On January 31, 2014, the administrative tribunal of first instance found in partial favor of ArcelorMittal Brasil, reducing the penalty component of the assessment from, according to ArcelorMittal Brasil’s calculations, 266 to 141 (as calculated at the time of the assessment), while upholding the remainder of the assessment. The Brazilian Federal Revenue Service has appealed the administrative tribunal’s decision to reduce the amount of the original penalty. ArcelorMittal Brasil has also appealed the administrative tribunal’s decision to uphold the tax authority’s assessment (including the revised penalty component). In September 2017, the administrative tribunal of second instance found largely in favor of the Federal Revenue. In January 2018, ArcelorMittal Brasil filed a motion for clarification of this decision. In February 2018, the motion for clarification was rejected and, in March 2018, an appeal was filed to the administrative tribunal of third instance.
For over 18 years, ArcelorMittal Brasil has been challenging the basis of the calculation of the Brazilian COFINS and PIS social security taxes (specifically, whether Brazilian VAT may be deducted from the base amount on which the COFINS and PIS taxes are calculated), in an amount of 4. ArcelorMittal Brasil deposited the disputed amount in escrow with the relevant Brazilian judicial branch when it became due. Since the principal amount bears interest at a rate applicable to judicial deposits, the amount stood at 55 as of December 31, 2017. In March 2017, the Supreme Court decided a separate case, not involving ArcelorMittal Brasil, on the same subject in favor of the relevant taxpayers. Such separate Supreme Court decision, which is of binding precedential value with respect to all similar cases, including those of ArcelorMittal Brasil, is being appealed by the Federal Revenue Service. In July 2018, the second judicial instance found in favor of ArcelorMittal Brasil after applying the Supreme Court’s precedent. This decision is subject to appeal.
In the period from 2014 to 2018, ArcelorMittal Brasil received 4 tax assessments from the Federal Revenue in the amount of 50 disputing its use of credits for PIS and COFINS social security taxes in 2010, 2011 and 2013. The dispute relates to the concept of production inputs in the context of these taxes. In 2017, in the first and second cases, the administrative tribunal of second instance found partially in favor of ArcelorMittal Brasil, and it has filed an appeal to the administrative tribunal of third instance. In the first case, the administrative tribunal of third instance upheld the decision of the tribunal of second instance, thereafter ArcelorMittal Brasil filed another appeal with the administrative tribunal of third instance. In the third case, the administrative tribunal of first instance upheld the tax assessment, and ArcelorMittal Brasil has appealed to the administrative tribunal of second instance. In the fourth case, ArcelorMittal Brasil filed a defense in March 2018.
On May 17, 2016, ArcelorMittal Brasil received a tax assessment from the state of Santa Catarina in the amount of 136 alleging that it had used improper methods to calculate the amount of its ICMS credits. ArcelorMittal Brasil filed its defense in July 2016. In December 2016, ArcelorMittal Brasil received an unfavorable decision at the first administrative level, in respect of which it filed an appeal. In March 2018, the administrative tribunal of second instance found against ArcelorMittal Brasil and, in April 2018, ArcelorMittal Brasil filed an appeal to the administrative tribunal of third instance.

Mexico
In 2015, the Mexican Tax Administration Service issued three tax assessments to ArcelorMittal Mexico, alleging that ArcelorMittal Mexico owes 156 in respect of (i) improper interest deductions relating to certain loans, (ii) unpaid corporate income tax for interest payments improperly categorized as profit, and (iii) improper payment deductions for branding fee services and IT services in 2008. ArcelorMittal Mexico filed an annulment complaint in respect of each of the aforementioned assessments in November 2015. In November 2017, ArcelorMittal Mexico filed a nullity application before the Tax and Administrative Justice Court. In April 2018, ArcelorMittal Mexico asked for administrative reconsideration of the case.

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

Competition/Antitrust claims
Germany
In the first half of 2016, the German Federal Cartel Office carried out unannounced investigations of ArcelorMittal Ruhrort GmbH and ArcelorMittal Commercial Long Deutschland GmbH following alleged breaches of antitrust rules. ArcelorMittal Ruhrort GmbH and ArcelorMittal Commercial Long Deutschland GmbH cooperated with the German Federal Cartel Office in its investigation and, in July 2018, as a result of a settlement process, the Company and the Federal Cartel Office reached agreement as to a 146 fine to be paid by ArcelorMittal Commercial Long Deutschland GmbH ending the investigation as concerns the ArcelorMittal entities.
Other legal claims
Argentina
Over the course of 2007 to 2017, the Argentinian Customs Office Authority (Aduana) notified Acindar, the Company’s Argentinian subsidiary, of certain inquiries that it was conducting with respect to prices declared by Acindar related to iron ore imports. The Customs Office Authority is seeking to determine whether Acindar incorrectly declared prices for iron ore imports from several different Brazilian suppliers and from ArcelorMittal Sourcing on 38 different claims concerning several shipments made between 2002 and 2014. The investigations are subject to the administrative procedures of the Customs Office Authority and are at different procedural stages depending on the filing date of the investigation. As of December 31, 2017, in 25 of the total 38 cases, the administrative branch of the Customs Office Authority ruled against Acindar (representing total claims of 69 at that time). These decisions have been appealed to the Argentinian National Fiscal Court. In 2017, 3 of the cases were decided by the National Fiscal Court, all in favor of Acindar, representing claims of 10 and one case is definitive, not having been appealed by the Customs Office Authority. In March 2018, the Customs Office Authority issued a general instruction that orders customs to withdraw current claims related to the difference between import prices in Argentina and export prices of iron ore when exiting Brazil. This will have a material impact on the claims made against Acindar although the exact impact cannot be quantified at this stage. In May 2018, the Customs Office Authority ruled in favor of Acindar in two cases, and against it in one case. Thereafter, Acindar filed an appeal to the Argentinian National Fiscal Court. Since June 2018, considering the recent favorable rulings and the dismissal of cases, the number of ongoing cases has been reduced. As of July 2018, the aggregate amount claimed by the Customs Office Authority in respect of all iron ore shipments is 211 in 31 different cases.
Canada
In April 2011, a proceeding was commenced before the Ontario (Canada) Superior Court of Justice under the Ontario Class Proceedings Act, 1992, against ArcelorMittal, Baffinland, and certain other parties relating to the January 2011 take-over of Baffinland by ArcelorMittal, Nunavut Iron Ore Holdings and 1843208 Ontario Inc. The action alleges that the tender offer document contained certain misrepresentations and seeks damages in an aggregate amount of 755 (CAD 1 billion) or rescission of the transfer of the Baffinland securities by members of a class comprised of all Baffinland securities holders who tendered their Baffinland securities, and whose securities were taken up, in connection with the take-over between September 22, 2010 and February 17, 2011, or otherwise disposed of their Baffinland securities on or after January 14, 2011. The class certification hearings were held in January 2018, and the court certified the class in a decision dated May 18, 2018. The court also certified the statutory circular misrepresentation, insider trading, unjust enrichment and oppression claims. The court included in the class persons who tendered their Baffinland securities to the take-over bid and, for purposes of the oppression claims only, persons who sold their Baffinland securities in the secondary market after January 13, 2011. The court excluded from the class those persons who disposed of their Baffinland securities pursuant to a court ordered plan of arrangement. Baffinland is seeking leave to appeal the court’s decision to certify the oppression claims and include in the class persons who sold their Baffinland securities in the secondary market.
Italy
In January 2010, ArcelorMittal received notice of a claim filed by Finmasi S.p.A. relating to a memorandum of agreement (“MoA”) entered into between ArcelorMittal Distribution Services France (“AMDSF”) and Finmasi in 2008. The MoA provided that AMDSF would acquire certain of Finmasi’s businesses for an amount not to exceed 109, subject to the satisfaction of certain conditions precedent, which, in AMDSF’s view, were not fulfilled. Finmasi sued for (i) enforcement of the MoA, (ii) damages of 16 to 28 or (iii) recovery costs plus quantum damages for Finmasi’s alleged lost opportunity to sell to another buyer. In September 2011, the court rejected Finmasi’s claims other than its second claim. The court appointed an expert to determine the quantum of damages. In May 2013, the expert’s report was issued and valued the quantum of damages

ARCELORMITTAL AND SUBSIDIARIES
Notes to the condensed consolidated financial statements for the six months ended June 30, 2018
(in millions of U.S. dollars, except share and per share data)
(unaudited)

in the range of 44 to 69. ArcelorMittal appealed the decision on the merits. In May 2014, the Court of Appeal issued a decision rejecting ArcelorMittal’s appeal. On June 20, 2014, ArcelorMittal filed an appeal of the Court of Appeal’s judgment with the Italian Court of Cassation. On April 11, 2018, the Court of Cassation rejected the appeal on the merits upholding the Court of Appeal’s decision. On December 18, 2014, the Court of Milan issued a decision on the quantum of the damages and valued the quantum of damages in the sum of 28 plus interest. In June 2015, both parties served appeals of the decision on the quantum, with ArcelorMittal also seeking the suspension of the enforceability of the decision. On July 1, 2015, Finmasi formally notified to AMDSF the declaration of enforcement of the decision of December 18, 2014. On July 28, 2015, AMDSF filed an appeal against such declaration with the Court of Appeal of Reims in France. At a hearing on December 1, 2015, the Italian Court of Appeal accepted the suspension of the enforcement of the decision of December 18, 2014, following the agreement of AMDSF to provide a guarantee for its value. In March 2016, on the joint application of the parties, the Court of Appeal of Reims ordered the suspension of the proceedings. On July 19, 2018, the Court of Appeal upheld the Court of Milan’s decision on quantum dated December 18, 2014. ArcelorMittal is considering an appeal to the Court of Cassation.
Minority Shareholder Claims Regarding the Exchange Ratio in the Second-Step merger of ArcelorMittal into Arcelor
ArcelorMittal is the company that results from the acquisition of Arcelor by Mittal Steel N.V. in 2006 and a subsequent two-step merger between Mittal Steel and ArcelorMittal and then ArcelorMittal and Arcelor. Following completion of this merger process, several former minority shareholders of Arcelor or their representatives brought legal proceedings regarding the exchange ratio applied in the second-step merger between ArcelorMittal and Arcelor and the merger process as a whole.
ArcelorMittal believes that the allegations made and claims brought by such minority shareholders are without merit and that the exchange ratio and merger process complied with the requirements of applicable law, were consistent with previous guidance on the principles that would be used to determine the exchange ratio in the second-step merger and that the merger exchange ratio was relevant and reasonable to shareholders of both merged entities.
Set out below is a summary of ongoing matters in this regard. Several other claims brought before other courts and regulators were dismissed and are definitively closed.
On January 8, 2008, ArcelorMittal received a writ of summons on behalf of four hedge fund shareholders of Arcelor to appear before the civil court of Luxembourg. The summons was also served on all natural persons sitting on the Board of Directors of ArcelorMittal at the time of the merger and on the Significant Shareholder. The plaintiffs alleged in particular that, based on Mittal Steel’s and Arcelor’s disclosure and public statements, investors had a legitimate expectation that the exchange ratio in the second-step merger would be the same as that of the secondary exchange offer component of Mittal Steel’s June 2006 tender offer for Arcelor (i.e., 11 Mittal Steel shares for 7 Arcelor shares), and that the second-step merger did not comply with certain provisions of Luxembourg company law. They claimed, inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 216. By judgment dated November 30, 2011, the Luxembourg civil court declared all of the plaintiffs’ claims inadmissible and dismissed them. The judgment was appealed in May 2012. By judgment dated February 15, 2017, the Luxembourg Court of Appeal declared all but one of the plaintiffs’ claims inadmissible, remanded the proceedings on the merits to the lower court with respect to the admissible claimant and dismissed all other claims. In June 2017, the plaintiffs filed an appeal of this decision to the Court of Cassation. The Court of Cassation confirmed the Court of Appeal’s judgment on May 18, 2018. The proceedings remain pending before the lower court with the admissible claimant who claims inter alia, the cancellation of certain resolutions (of the Board of Directors and of the Shareholders meeting) in connection with the merger, the grant of additional shares, or damages in an amount of 26.
On May 15, 2012, ArcelorMittal received a writ of summons on behalf of Association des Actionnaires d'Arcelor (“AAA”), a French association of former minority shareholders of Arcelor, to appear before the civil court of Paris. In such writ of summons, AAA claimed (on grounds similar to those in the Luxembourg proceedings summarized above) inter alia damages in a nominal amount and reserved the right to seek additional remedies including the cancellation of the merger. The proceedings before the civil court of Paris were stayed, pursuant to a ruling of such court on July 4, 2013, pending a preparatory investigation (instruction préparatoire) by an investigating magistrate (juge d’instruction) triggered by the complaints (plainte avec constitution de partie civile) of AAA and several hedge funds (who quantified their total alleged damages at 296), including those who filed the claims before the Luxembourg courts described (and quantified) above. The dismissal of charges (non-lieu) ending the preparatory investigation became final in March 2018.